Management's Discussion and Analysis of

Results of Operations and Financial Condition

For the three and nine months ended

September 30, 2023

November 8, 2023

INTRODUCTION

This Management's Discussion and Analysis ("MD&A") dated November 8, 2023 is intended to supplement Hudbay Minerals Inc.'s unaudited condensed consolidated interim financial statements and related notes for the three and nine months ended September 30, 2023 and 2022 (the "consolidated interim financial statements"). The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB").

References to "Hudbay", the "Company", "we", "us", "our" or similar terms refer to Hudbay Minerals Inc. and its direct and indirect subsidiaries as at September 30, 2023.

Readers should be aware that:

- This MD&A contains certain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking information") that are subject to risk factors set out in a cautionary note contained in our MD&A.

- This MD&A includes an updated discussion of the risks associated with business integration and, in particular, the risks associated with integrating Copper Mountain Mining ULC ("Copper Mountain") into our operations and uncertainties related to its potential impact on our financial condition, financial performance and cash flows, and supplements the discussion of these risks in our most recent Annual Information Form ("AIF") and annual MD&A.

- This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

- We use a number of non-IFRS financial performance measures in our MD&A.

- The technical and scientific information in this MD&A has been approved by qualified persons based on a variety of assumptions and estimates.

For a discussion of each of the above matters, readers are urged to review the "Financial Risk Management" and "Notes to Reader" sections beginning on pages 42 and 60 of this MD&A.

Additional information regarding Hudbay, including the risks related to our business and those that are reasonably likely to affect our consolidated interim financial statements in the future, is contained in our continuous disclosure materials, including our most recent AIF, consolidated interim financial statements and Management Information Circular available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

All amounts are in US dollars unless otherwise noted.

OUR BUSINESS

We are a diversified mining company with long-life assets in North and South America. Our Constancia operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Our Snow Lake operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. Our Copper Mountain operations in British Columbia (Canada) produce copper with gold and silver by-products. We have an organic pipeline that includes the Copper World project in Arizona and the Mason project in Nevada (United States), and our growth strategy is focused on the exploration, development, operation, and optimization of properties we already control, as well as other mineral assets we may acquire that fit our strategic criteria. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

SUMMARY

Delivering Record Third Quarter Operating and Financial Results

- Achieved record quarterly revenue of $480.5 million with strong consolidated copper production of 41,964 tonnes and record quarterly consolidated gold production of 101,417 ounces as higher grades from the Pampacancha deposit in Peru and the Lalor mine in Manitoba were realized together with the first full quarter of Copper Mountain production for Hudbay.

- Reaffirmed full year 2023 production, cash cost and sustaining cash cost guidance for our Peru and Manitoba operations. Issued Copper Mountain production, cash cost and capital expenditure guidance for the period since completion of the acquisition on June 20, 2023. Hudbay consolidated production, cash cost and capital guidance updated to include Copper Mountain contributions in 2023.

- Delivered a significant increase in operating cash flow before change in non-cash working capital of $182.0 million in the third quarter compared to $55.9 million in the second quarter.

- Consolidated cash cost and sustaining cash cost per pound of copper produced, net of by-product credits1, in the third quarter, were $1.10 and $1.89, respectively, and both metrics improved by 31% compared to the second quarter.

- Peru operations benefitted from significantly higher grades at the Pampacancha pit during the third quarter of 2023, resulting in 29,081 tonnes of copper production and 40,596 ounces of gold production in the third quarter. Peru cash cost per pound of copper produced, net of by-product credits1, in the third quarter declined to $0.83, in line with quarterly cadence expectations. Pampacancha began delivering on anticipated higher copper production and precious metal by-product credits in the third quarter. This strong performance is expected to continue in the fourth quarter enabling the Peru operations to meet all metal production and cost guidance for 2023.

- Manitoba operations produced 56,213 ounces of gold in the third quarter as production focused on mining the higher gold and copper grade zones at Lalor. Mill recoveries also increased meaningfully compared to the prior period as a result of changes to optimize the circuits at the Stall and New Britannia mills. Manitoba cash cost per ounce of gold produced, net of by-product credits1, was $670 during the third quarter and full year cash costs are expected to be within the annual guidance range.

- First full quarter of Copper Mountain operations produced 9,303 tonnes of copper at a cash cost per pound of copper produced, net of by-product credits1, of $2.67. With integration activities well-advanced, continuous improvement methodologies applied at our Constancia operations have started to be implemented in the Copper Mountain mill as we continue our operational stabilization plans.

- Third quarter net earnings and earnings per share were $45.5 million and $0.13, respectively. After adjusting for a non-cash gain of $32.4 million related to a quarterly revaluation of our closed site environmental reclamation provision, among other items, third quarter adjusted earnings1 per share were $0.07.

- Cash and cash equivalents increased by $65.5 million to $245.2 million during the third quarter due to strong operating cash flows bolstered by higher copper and gold sales volumes from mining the high-grade zones of the Pampacancha deposit and higher gold and copper grade zones at Lalor.

- Revenue, earnings and operating cash flow would have further benefitted from the sale of approximately 20,000 ounces of consolidated gold production that remained unsold at the end of the third quarter.

Generating Free Cash Flow with Increased Production and Continued Financial Discipline

- Executed on planned higher production levels and achieved continued operating and capital cost efficiencies to generate significant free cash flow in the third quarter.

- Achieved adjusted EBITDA of $190.7 million in the third quarter, the highest quarterly level over the last five years and a 135% increase from the second quarter.

- Increased cash and total liquidity by $175.8 million to $539.6 million, including increased availability under the company's credit facilities due to higher EBITDA levels, lower net debt1 and renegotiated covenants.

- Net debt1 reduced to $1,132 million during the third quarter, which together with higher levels of adjusted EBITDA, has improved our net debt to EBITDA ratio1 compared to the second quarter.

- Deleveraging efforts continued subsequent to quarter-end into October 2023 with a $40 million repayment on our credit facilities, a $5 million principal repayment on the Copper Mountain bonds and the recommencement of deliveries under the gold forward sale and prepay agreement to reduce our gold prepayment liability.

- On track to deliver annual discretionary spending reduction targets for 2023 with lower growth capital and exploration expenditures compared to 2022. As a result of a continued focus on discretionary spending reductions, total capital expenditures for 2023 (excluding Copper Mountain) are expected to be approximately $30 million lower than previous guidance levels, a further decrease from the $15 million reduction announced in the second quarter, representing a 10% reduction in total capital expenditures.

Executing on Growth Initiatives and Prudent Financial Planning

- Post-acquisition plans to stabilize the Copper Mountain operations are underway with a focus on mining fleet ramp-up activities, accelerated stripping and increasing mill reliability. To date, approximately $9 million of the $10 million in targeted annualized corporate synergies have been achieved.

- As previously announced, a new technical report for the Copper Mountain mine is expected to be released in the fourth quarter. The new technical report will include an updated mine plan and updated annual production and cost estimates. The new technical report will also include updated mineral reserve and resource estimates and mill throughput assumptions.

- Successfully completed ramp up of the Stall recovery improvement program with significantly higher copper, gold and silver recoveries realized in the third quarter.

- Released results of the de-risked and enhanced Copper World pre-feasibility study for Phase I in September 2023, which demonstrated a simplified mine plan with an extended 20-year mine life requiring only state and local permits, an after-tax net present value (8%) of $1.1 billion and a 19% internal rate of return at a copper price of $3.75 per pound.

- Completed the acquisition of Rockcliff Metals Corp. ("Rockcliff") on September 14, 2023, which has increased our land position within trucking distance of our Snow Lake processing facilities by more than 250%.

- Commenced initial drill program at our Mason project in Nevada to test high grade targets on satellite properties with 25% of the program completed and assay results pending.

Summary of Third Quarter Results

Cash generated from operating activities in the third quarter of 2023 decreased to $151.9 million compared to $172.5 million in the same quarter of 2022 predominantly due to a $120.9 million negative impact from changes in non-cash working capital. Operating cash flow before change in non-cash working capital during the third quarter of 2023 was a record $182.0 million, reflecting an increase of $100.4 million compared to the same period of 2022. The increase in operating cash flow before changes in non-cash working capital was primarily the result of higher copper sales volumes from mining the high grade zones of the Pampacancha deposit, higher gold and copper grade zones at Lalor, higher copper and gold metal prices, as well as an incremental contribution from our recently acquired Copper Mountain mine. Annual production guidance ranges for 2023 have been reaffirmed for both Peru and Manitoba, and consolidated production guidance has been updated to include contributions from Copper Mountain.

The operating results in the third quarter of 2023 included a full quarter of production from the recently acquired Copper Mountain mine. Consolidated copper, gold and silver production in the third quarter of 2023 increased by 71%, 91% and 48%, respectively, compared to the same period in 2022 primarily due to meaningfully higher recoveries in Peru and Manitoba, mining of the high copper and gold grade zones at the Pampacancha deposit, higher gold and copper grade zones at Lalor and incremental production from our Copper Mountain mine. Consolidated zinc production in the third quarter of 2023 increased by 6% primarily due to higher throughput and higher zinc grades.

Net earnings and earnings per share in the third quarter of 2023 were $45.5 million and $0.13, respectively, compared to net loss and loss per share of $8.1 million and $0.03, respectively, in the third quarter of 2022. The results were positively impacted by a non-cash gain of $32.4 million related to the quarterly revaluation of the environmental reclamation provision at our closed sites, partially offset by a $2.3 million one-time charge related to restructuring costs arising from the Copper Mountain acquisition.

Adjusted net earnings1 and adjusted net earnings per share1 in the third quarter of 2023 were $24.4 million and $0.07 per share, respectively, after adjusting for the non-cash gain related to the revaluation of our environmental provision, among other items. This compares to adjusted net loss and adjusted net loss per share of $12.4 million, and $0.05 in the same period of 2022. Third quarter adjusted EBITDA1 was $190.7 million, compared to $99.3 million in the same period in 2022. Revenue, earnings and cash would have further benefitted from the sale of approximately 20,000 ounces of consolidated gold production that was unsold at the end of the third quarter and is expected to be sold in the fourth quarter.

In the third quarter of 2023, consolidated cash cost per pound of copper produced, net of by-product credits1, was $1.10, compared to $0.58 in the same period in 2022. This increase was mainly the result of incorporating Copper Mountain in 2023 and higher mining, milling and G&A costs, partially offset by higher copper production. Consolidated sustaining cash cost per pound of copper produced, net of by-product credits1, was $1.89 in the third quarter of 2023 compared to $1.91 in the same period in 2022. This decrease was primarily due to higher copper production partially offset by higher mining, milling and G&A costs and slightly higher cash sustaining capital expenditures. Both cash cost measures are expected to further decline in the fourth quarter with higher expected copper production and continued strong contributions from precious metal by-product credits. We are reaffirming our full year 2023 cash cost guidance for each of Peru and Manitoba and have updated our consolidated cash cost and sustaining cash cost guidance to include Copper Mountain.

Consolidated all-in sustaining cash cost per pound of copper produced, net of by-product credits1, was $2.04 in the third quarter of 2023, lower than $2.16 in the same period in 2022, due to the same reasons outlined above as well as slightly lower regional costs.

As at September 30, 2023, total liquidity increased to $539.6 million, including $245.2 million in cash and cash equivalents as well as undrawn availability of $294.4 million under our revolving credit facilities. Our net debt declined during the quarter to $1,132 million as at September 30, 2023. Subsequent to quarter end, we repaid $40 million on our revolving credit facilities and made a $5 million principal repayment on the Copper Mountain bonds. Based on continued expected free cash flow generation in the fourth quarter of 2023, we continue to expect to make progress on our deleveraging targets as outlined in our "3-P" plan for sanctioning Copper World. Current liquidity combined with cash flow from operations is expected to be sufficient to meet our liquidity needs for the foreseeable future.

* British Columbia production in Q2 2023 represents a 10-day stub period of production following the June 20, 2023 transaction closing date.

*British Columbia production is not included the prior year comparative results.

[1] Adjusted net earnings (loss) and adjusted net earnings (loss) per share, adjusted EBITDA, cash cost, sustaining cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, cash cost, sustaining cash cost per ounce of gold produced, net of by-product credits, combined unit cost, net debt and any ratios based on these measures are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

KEY FINANCIAL RESULTS

Financial Condition[3]
(in $ thousands)	Sep. 30, 2023	Dec. 31, 2022
Cash	$245,217	$225,665
Total long-term debt	1,377,443	1,184,162
Net debt[1]	1,132,226	958,497
Working capital[2]	128,463	76,534
Total assets	5,250,596	4,325,943
Equity attributable of owners of the Company	2,044,684	1,571,809

1 Net debt is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

2 Working capital is determined as total current assets less total current liabilities as defined under IFRS and disclosed on the consolidated interim financial statements.

3 Following completion of the Copper Mountain acquisition on June 20, 2023, the Company's financial condition has been impacted by the inclusion of Copper Mountain as at September 30, 2023 and accordingly there is no comparable period information.

Financial Performance	Three months ended		Nine months ended
(in $ thousands, except per share amounts or as noted below)	Sep. 30, 2023	Sep. 30, 2022	Sep. 30, 2023	Sep. 30, 2022
Revenue	$480,456	$346,171	$1,087,841	$1,140,244
Cost of sales	374,057	313,741	892,036	933,032
Earnings (loss) before tax	84,149	(263)	70,848	110,102
Net earnings (loss)	45,490	(8,135)	36,015	87,823
Basic earnings (loss) per share	0.13	(0.03)	0.12	0.34
Adjusted earnings (loss) per share[1]	0.07	(0.05)	0.02	0.09
Operating cash flow before changes in non-cash working capital[2]	182.0	81.6	323.5	282.6
Adjusted EBITDA[1,2]	190.7	99.3	373.4	351.1

1 Adjusted (loss) earnings per share and adjusted EBITDA are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

2 In $ millions.

KEY PRODUCTION RESULTS

		Three months ended				Three months ended
		Sep. 30, 2023				Sep. 30, 2022
		Peru	Manitoba	British Columbia[4]	Total	Peru	Manitoba	Total
Contained metal in concentrate and doré produced[1]
Copper	tonnes	29,081	3,580	9,303	41,964	22,302	2,196	24,498
Gold	oz	40,596	56,213	4,608	101,417	12,722	40,457	53,179
Silver	oz	697,211	264,752	101,069	1,063,032	564,299	152,770	717,069
Zinc	tonnes	-	10,291	-	10,291	-	9,750	9,750
Molybdenum	tonnes	466	-	-	466	437	-	437
Payable metal sold
Copper	tonnes	27,490	2,925	8,956	39,371	20,718	4,081	24,799
Gold[2]	oz	32,757	36,713	5,329	74,799	11,970	54,962	66,932
Silver[2]	oz	460,001	197,952	91,002	748,955	513,470	302,946	816,416
Zinc[3]	tonnes	-	7,125	-	7,125	-	12,714	12,714
Molybdenum	tonnes	426	-	-	426	511	-	511

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

2 Includes total payable gold and silver in concentrate and in doré sold.

3 For the three months ended September 30, 2023, this metric includes payable zinc in concentrate sold. For the three months ended September 30, 2022, this metric also included payable refined zinc metal sold.

4 Includes 100% of Copper Mountain mine production. Hudbay owns 75% of Copper Mountain mine. As Copper Mountain was acquired on June 20, 2023, there were no comparative 2022 figures.

		Nine months ended				Nine months ended
		Sep. 30, 2023				Sep. 30, 2022
		Peru	Manitoba	British Columbia[4]	Total	Peru	Manitoba	Total
Contained metal in concentrate produced[1]
Copper	tonnes	67,280	8,419	10,542	86,241	62,348	12,520	74,868
Gold	oz	64,800	127,500	5,353	197,653	37,369	128,411	165,780
Silver	oz	1,669,021	596,144	112,987	2,378,152	1,654,095	712,184	2,366,279
Zinc	tonnes	-	28,895	-	28,895	-	49,055	49,055
Molybdenum	tonnes	1,169	-	-	1,169	1,033	-	1,033
Payable metal sold
Copper	tonnes	65,013	7,021	8,956	80,990	56,016	13,042	69,058
Gold[2]	oz	59,062	107,662	5,329	172,053	34,852	131,307	166,159
Silver[2]	oz	1,523,740	481,547	91,002	2,096,289	1,634,549	784,630	2,419,179
Zinc[3]	tonnes	-	21,394	-	21,394	-	50,813	50,813
Molybdenum	tonnes	994	-	-	994	931	-	931

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

2 Includes total payable gold and silver in concentrate and in doré sold.

3 For the nine months ended September 30, 2023 this metric includes payable zinc in concentrate sold. For the nine months ended September 30, 2022, this metric also included payable refined zinc metal sold.

4 Production results from Copper Mountain operations represents the period from the June 20th acquisition date through to the end of the third quarter of 2023. Includes 100% of Copper Mountain mine production. Hudbay owns 75% of Copper Mountain mine.

KEY COST RESULTS

		Three months ended		Nine months ended		Guidance
		Sep. 30, 2023	Sep. 30, 2022	Sep. 30, 2023	Sep. 30, 2022	Annual 2023[3]
Peru cash cost per pound of copper produced
Cash cost [1]	$/lb	0.83	1.68	1.34	1.69	1.05 - 1.30
Sustaining cash cost [1]	$/lb	1.51	2.46	2.10	2.46
Manitoba cash cost per ounce of gold produced
Cash cost [1]	$/oz	670	216	864	136	500 - 800
Sustaining cash cost [1]	$/oz	939	1,045	1,212	909
British Columbia cash cost per pound of copper produced[2]
Cash cost [1]	$/oz	2.67	-	2.36	-	2.40 - 2.85
Sustaining cash cost [1]	$/oz	3.39	-	2.99	-
Consolidated cash cost per pound of copper produced
Cash cost [1,4]	$/lb	1.10	0.58	1.14	0.78	0.80 - 1.10
Sustaining cash cost [1,4]	$/lb	1.89	1.91	2.04	2.02	1.80 - 2.25
All-in sustaining cash cost [1]	$/lb	2.04	2.16	2.24	2.21

1 Cash cost, sustaining cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, gold cash cost, sustaining cash cost per ounce of gold produced, net of by-product credits, and unit operating cost are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

2 Cash cost, sustaining cash cost per pound of copper produced for the British Columbia business unit does not have any comparative information. The year-to-date numbers are from the date of acquisition of June 20, 2023.

3 British Columbia guidance is from acquisition date, June 20, 2023, to the end of the fiscal year

4 Consolidated cash cost and sustaining cash cost per per pound of copper produced, net of by-product credits, have been updated to reflect the incorporation of Copper Mountain guidance; our consolidated guidance has otherwise been reaffirmed and remains unchanged.

RECENT DEVELOPMENTS

Copper Mountain Stabilization Plans Underway and Consolidated Guidance Updated to Reflect Copper Mountain

Since completing the acquisition of Copper Mountain on June 20, 2023, we have been focused on advancing our plans to stabilize the operation, including opening up the mine by adding additional mining faces and re-mobilizing idle haul trucks, optimizing the ore feed to the plant and implementing plant improvement initiatives. We are also planning a campaign of accelerated stripping over the next two to three years to enable access to higher grade ore and to mitigate the substantially reduced stripping undertaken by Copper Mountain over the four years prior to completion of the acquisition.

Further details on our stabilization plans will be provided in a new technical report for the Copper Mountain mine, which is expected to be released in the fourth quarter of 2023. The new technical report will include an updated mine plan and updated annual production and cost estimates for the Copper Mountain mine, which will reflect our stabilization and optimization initiatives, and the costs associated with our planned accelerated stripping. The new technical report will also include updated mineral reserve and resource estimates and mill throughput assumptions consistent with our pre-acquisition internal assessments and in line with the mineral reserve and resource estimates and throughput assumptions disclosed in Copper Mountain's historical technical report dated February 25, 2019 (after accounting for mining depletion). Accordingly, we do not expect our mineral reserve and resource estimates and mill throughput expansion assumptions to be consistent with those disclosed in Copper Mountain's most recent technical report dated September 30, 2022. For further information, see the "Qualified Person and NI 43-101" section of this MD&A.

We are issuing inaugural Copper Mountain post-acquisition 2023 guidance for production and costs. We have incorporated the Copper Mountain guidance into our consolidated production and cash cost guidance for the full year. Our production and cash cost guidance for Peru and Manitoba has otherwise been reaffirmed and remains unchanged.

2023 Production and Cost Guidance		Peru Operations (unchanged)	Manitoba Operations (unchanged)	British Columbia Operations[2]	Consolidated (updated)
Copper production[1]	tonnes	91,000 - 116,000	9,000 - 12,000	18,500 - 20,500	118,500 - 148,500
Gold production[1]	ounces	83,000 - 108,000	175,000 - 205,000	8,000 - 10,000	266,000 - 323,000
Silver production[1]	ounces	2,210,000 - 2,650,000	750,000 - 1,000,000	190,000 - 210,000	3,150,000 - 3,860,000
Zinc production[1]	tonnes	-	28,000 - 36,000	-	28,000 - 36,000
Molybdenum production[1]	tonnes	1,300 - 1,600	-	-	1,300 - 1,600

Cash cost[3]		$1.05 - $1.30/lb	$500 - $800/oz	$2.40 - $2.85/lb	$0.80 - $1.10/lb
Sustaining cash cost[3]		-	-	-	$1.80 - $2.25/lb
[1] Metal reported in concentrate and doré is prior to refining losses or deductions associated with smelter terms.
[2] British Columbia operations represented on a 100% basis and for the period since the acquisition completion date of June 20, 2023. Hudbay owns 75% of Copper Mountain mine.
[3] Cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, and gold cash cost per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release. Canadian dollar costs are converted into U.S. dollars using an exchange rate of 1.35 C$/US$.

Generating Free Cash Flow with Increased Production and Continued Financial Discipline

Hudbay delivered positive free cash flow during the third quarter of 2023 as the company executed its plan for higher copper and gold grades from Pampacancha and higher gold grades at Lalor. We continue to expect to see significantly higher production levels in the second half of 2023, compared to the first half of 2023, as a result of these higher grades in Peru and Manitoba, along with the contribution of production from the newly acquired Copper Mountain mine.

During the third quarter, we drew $90 million from our revolving credit facilities to finance the redemption of $87 million of principal and interest from Copper Mountain's bonds, which improved our ability to deleverage and repay debt sooner than waiting for bond maturity in 2026.

We increased our cash and cash equivalents to $245.2 million and reduced our net debt to $1,132 million as at September 30, 2023, compared to $179.7 million and $1,190 million, respectively, as at June 30, 2023. The $58 million decline in net debt, together with higher levels of adjusted EBITDA1 in the third quarter, have improved our net debt to EBITDA ratios1 compared to the second quarter thereby improving our credit facility availability. Subsequent to quarter-end, we continued our deleveraging efforts with a $40 million repayment on our credit facilities and a $5 million principal repayment on the Copper Mountain bonds in October 2023. We have also recommenced deliveries under the gold forward sale and prepay agreement in October 2023, further reducing our gold prepayment liability.

As an additional prudent measure to ensure free cash flow generation and continued financial discipline in 2023, during the third quarter, the Copper Mountain joint venture entered into forward sales contracts for a total of 2,000 tonnes of copper production over the five-month period from August through December 2023 at an average price of $3.86 per pound. During the second quarter of 2023, we entered into a zero-cost collar program for approximately 10% of copper production expected from Peru and Manitoba in the second half of 2023. The program entails hedging 15.9 million pounds of copper from July to December 2023 at an average floor price of $3.95 per pound and an average cap price of $4.28 per pound. As at September 30, 2023, 2.6 million pounds of copper forwards and 7.9 million pounds of copper collars were outstanding.

We remain on track to deliver annual discretionary spending reduction targets for 2023. As a result of continued financial discipline and capital cost efficiencies achieved to date, total capital expenditures for Peru, Manitoba and Arizona in 2023 are expected to be approximately $30 million lower than previous guidance levels, representing a 10% reduction from the original 2023 total capital expenditure guidance. This represents a further decrease from the $15 million targeted reduction announced in the second quarter. With the issuance of Copper Mountain post-acquisition guidance, the company expects capital expenditures at its British Columbia operations to total approximately $35 million in 2023.

2023 Capital Expenditure Guidance[1] (in $ millions)	Original	Updated
Sustaining capital:
Peru	160	150
Manitoba	75	60
Growth capital:
Peru	10	10
Manitoba	15	15
Arizona	30	25
Capitalized exploration	10	10
Total	300	270

2023 British Columbia Guidance[1,2]		New
Sustaining capital	-	33
Growth capital	-	2
Total	-	35
[1] Excludes capitalized costs not considered to be sustaining or growth capital expenditures and right-of-use lease additions. Includes capitalized stripping costs. Converted into U.S. dollars using an exchange rate of 1.35 C$/US$.
[2] British Columbia operations represented on a 100% basis and for the period since the acquisition completion date of June 20, 2023. Hudbay owns 75% of Copper Mountain mine.

De-risked Copper World with Enhanced Phase I Pre-Feasibility Study

On September 8, 2023, we released the results of the enhanced pre-feasibility study ("PFS") for Phase I of our 100%-owned Copper World project in Arizona. Highlights of the PFS include:

- Phase I, which is a standalone operation requiring only state and local permits for an extended 20-year mine life, has an after-tax net present value (8%) of $1.1 billion and generates a 19% internal rate of return at a copper price of $3.75 per pound.

- Average annual copper production over the first ten years of approximately 92,000 tonnes at cash costs and sustaining cash costs of $1.53 and $1.95 per pound of copper1, respectively.

- Extended Phase I mine life to 20 years, with the potential for further expansion, compared to 16 years in the previous study with an 18% increase to total copper production and higher mill head grades.

- Lowered initial capital cost estimate to approximately $1.3 billion ($1.1 billion net of existing stream agreement), compared to $1.9 billion in the previous preliminary economic assessment, due to the deferral of the construction of a concentrate leach facility to year 4 with the potential to be fully funded from operating cash flows or benefit from future government incentives for critical minerals processing.

- Simplified project flow sheet includes a 60,000 ton per day sulfide concentrator that will produce copper concentrate as a final product until the addition of a concentrate leach facility and a solvent extraction and electrowinning plant in year 5 that will allow the project to produce copper cathodes. The production of copper cathodes will reduce the project's carbon footprint, make Copper World the third largest domestic copper cathode producer in the United States2 and bolster the country's green energy independence with "Made in America" copper.

- Total GHG emissions are expected to be 14% lower compared to an operation that only produces copper concentrate.

- Significant benefits for the community and local economy in Arizona through payment of more than $850 million in U.S. federal and state taxes and the creation of an estimated 400 direct and 3,000 indirect jobs.

- Copper World is one of the highest-grade open pit copper projects in the Americas3 with proven and probable mineral reserves of 385 million tonnes at 0.54% copper.

- Together with the pre-feasibility study, we have updated the mineral resource estimates for the project, which increases the global measured and indicated mineral resources (inclusive of mineral reserves) to 1.2 billion tonnes at 0.42% copper, representing a 4% increase in total in-situ copper. This confirms significant upside at Copper World with an intended Phase II expansion of mining activities onto federal land to further enhance the project economics and extend the mine life well beyond 20 years.

For additional details on the Copper World Phase I PFS, please refer to the news release dated September 8, 2023 and the NI 43-101 technical report filed on September 8, 2023.

The first key state permit required for Copper World, the Mined Land Reclamation Plan ("MLRP), was initially approved by the Arizona State Mine Inspector in October 2021 and was subsequently amended to reflect a larger private land project footprint. This approval was challenged in state court, but the challenge was dismissed in May 2023 as having no basis. In late 2022, Hudbay submitted the applications for an Aquifer Protection Permit and an Air Quality Permit to the Arizona Department of Environmental Quality ("ADEQ"). Based on ongoing feedback and dialogue with the ADEQ, we expect to receive these two outstanding state permits in mid-2024.

We intend to initiate a minority joint venture partner process prior to commencing a definitive feasibility study, which will allow the potential joint venture partner to participate in the funding of definitive feasibility study activities as well as in the final Copper World project design. The opportunity to sanction Copper World is not expected until 2025 based on current estimated timelines. The decision to sanction Copper World will ultimately be evaluated against other competing investment opportunities as part of Hudbay's capital allocation process.

Completion of Rockcliff Acquisition

On September 14, 2023, Hudbay successfully completed its previously announced acquisition of Rockcliff, pursuant to which Hudbay acquired all of the issued and outstanding common shares of Rockcliff that it did not already own (the "Rockcliff Transaction") by way of a court-approved plan of arrangement. As a result of closing the Rockcliff Transaction, Rockcliff is now a wholly-owned subsidiary of Hudbay.

The enterprise value to Hudbay, net of Rockcliff's cash, was approximately $13 million. Hudbay issued 0.006776 of a Hudbay common share in exchange for each Rockcliff common share previously held and, in aggregate, issued 2,675,324 Hudbay common shares under the Rockcliff Transaction to former Rockcliff shareholders. The Rockcliff shares were delisted from the CSE and Rockcliff has ceased to be a reporting issuer under Canadian securities laws.

Rockcliff was one of the largest landholders in the Snow Lake area, with approximately 1,800 square kilometres across all its properties. The Rockcliff Transaction has the potential to further extend mine life at our Snow Lake operations by consolidating our ownership in the Talbot copper-gold deposit and more than tripling our prospective land package in the Snow Lake region. Prior to the Rockcliff Transaction, Rockcliff was the 49% joint venture partner of the Talbot deposit. The Talbot deposit and the additional Rockcliff exploration properties provide further optionality and potential future feed sources for our Stall and New Britannia mills.

Other Exploration Update

Constancia In-Mine Exploration

We continue to execute a limited drill program and technical evaluations at the Constancia deposit to confirm the economic viability of adding an additional mining phase to the current mine plan that would convert a portion of the mineral resources to mineral reserves. The results from this drill program and technical and economic evaluations are expected to be incorporated in the next annual mineral reserve and resource update in March 2024.

Maria Reyna and Caballito Exploration

We control a large, contiguous block of mineral rights with the potential to host satellite mineral deposits in close proximity to the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna property. We commenced early exploration activities at Maria Reyna and Caballito after completing a surface rights exploration agreement with the community of Uchucarcco in August 2022. We have completed technical activities necessary to support drill permit application, including surface investigation work, baseline environmental and archaeological activities, and we continue to advance community engagement activities. Surface mapping and geochemical sampling confirm that both Caballito and Maria Reyna host sulfide and oxide rich copper mineralization in skarns, hydrothermal breccias and large porphyry intrusive bodies.

Snow Lake Exploration

We continue to compile results from ongoing infill drilling at Lalor, which will be incorporated into the next annual mineral resource and reserve estimate update in March 2024.

We are also preparing our plans for exploration activities on the newly acquired land in Snow Lake, which is expected to include geophysical and drilling programs on the Cook Lake claims and the former Rockcliff claims located within trucking distance of the existing Snow Lake processing infrastructure. A majority of the Cook Lake and former Rockcliff claims have been untested by modern deep geophysics, which was the discovery method for the Lalor deposit.

We intend to explore these claims in hopes of finding a new anchor deposit to maximize and extend the life of the Snow Lake operations beyond 2038.

Mason Exploration

The Mason project is a large greenfield copper deposit located in the historic Yerington District of Nevada and is one of the largest undeveloped copper porphyry deposits in North America. Hudbay completed a PEA in 2021 which demonstrated robust project economics from a 27-year mine life operation. There is an opportunity to further enhance the project economics through exploration for higher grade satellite deposits on our prospective land package near Mason, including Mason Valley. The Mason Valley property hosts several historical underground copper mines that were in production in the early 1900s. Much of the Mason Valley property is located on Hudbay's wholly owned private lands within 15 kilometres of the planned processing infrastructure for the Mason project and contains highly prospective skarn mineralization.

For the first time since Hudbay acquired Mason, we initiated a drill program in September 2023 to test these satellite deposits, including high-grade skarn targets and a large porphyry target below the historical mines. The drill program is approximately 25% complete at the end of October with assay results pending.

_________________________________________

1 Cash cost, sustaining cash cost per pound of copper produced, net of by-product credits, adjusted EBITDA, net debt and any ratios based on these measures are non-IFRS financial performance measures with no standardized definition under IFRS. For further details on why Hudbay believes cash costs are a useful performance indicator, please refer to the section titled "Non-IFRS Financial Performance Measures".

2 Sourced from Wood Mackenzie (Q2 2023 dataset).

3 Sourced from S&P Global, August 2023.

PERU OPERATIONS REVIEW

		Three months ended		Nine months ended
		Sep. 30, 2023	Sep. 30, 2022	Sep. 30, 2023	Sep. 30, 2022
Constancia ore mined[1]	tonnes	1,242,198	6,300,252	8,292,778	20,225,517
Copper	%	0.30	0.36	0.32	0.33
Gold	g/tonne	0.04	0.05	0.04	0.04
Silver	g/tonne	2.91	3.38	2.56	3.37
Molybdenum	%	0.01	0.01	0.01	0.01
Pampacancha ore mined[1]	tonnes	5,894,013	2,488,928	9,199,803	4,547,621
Copper	%	0.53	0.29	0.48	0.29
Gold	g/tonne	0.30	0.23	0.33	0.28
Silver	g/tonne	4.22	4.30	3.94	4.24
Molybdenum	%	0.02	0.01	0.02	0.01
Total ore mined	tonnes	7,136,211	8,789,180	17,492,581	24,773,138
Strip ratio[2]		1.36	1.26	1.61	1.20
Ore milled	tonnes	7,895,109	7,742,020	22,781,885	22,726,559
Copper	%	0.43	0.34	0.36	0.32
Gold	g/tonne	0.21	0.08	0.13	0.08
Silver	g/tonne	3.75	3.48	3.42	3.46
Molybdenum	%	0.02	0.01	0.01	0.01
Copper concentrate	tonnes	132,828	100,545	311,072	275,275
Concentrate grade	% Cu	21.89	22.18	21.63	22.65
Copper recovery	%	85.2	84.5	82.7	84.9
Gold recovery	%	74.8	61.9	68.0	60.7
Silver recovery	%	73.2	65.2	66.6	65.3
Molybdenum recovery	%	37.2	41.0	39.1	33.9
Combined unit operating costs[3,4,5]	$/tonne	12.20	13.06	12.55	12.48

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Strip ratio is calculated as waste mined divided by ore mined.

3 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

4 Combined unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

5 Excludes approximately $0.9 million or $0.12 per tonne, and $4.5 million or $0.20 per tonne, of COVID-19 related costs during the three and nine months ended September 30, 2022.

Total ore mined in the third quarter of 2023 decreased by 19% compared to the same period in 2022 primarily due to the commencement of Constancia phase five stripping activities and a significant increase in mining from the Pampacancha pit which entails a higher amount of stripping. This decrease was in line with our mine plan and ore mined was supplemented with meaningful draws from our ore stockpiles during the quarter. Ore mined from Pampachancha increased to 5.9 million tonnes during the third quarter at average grades of 0.53% copper and 0.30 grams per tonne gold.

Ore milled during the third quarter of 2023 was 2% higher than the same period in 2022 mainly due to a scheduled plant maintenance shutdown in the comparative 2022 period. Milled copper and gold grades increased by 26% and 163%, respectively in the third quarter of 2023 compared to the same period in 2022 due to a significant increase in the mining of higher grade copper-gold ore from Pampacancha.

Recoveries of copper, gold and silver during the third quarter of 2023 were 1%, 21% and 12% higher, respectively, than the comparative 2022 period and were in line with metallurgical models. Recoveries benefitted from the completion of the recovery uplift program in the second quarter of 2023 as well as higher head grades and lower contaminants.

Year-to-date ore mined was 29% lower than the same period in 2022 due to the same factors as the quarterly variance as well as increased stockpile processing early in 2023 in order to ration fuel during the protests and civil unrest experienced in Peru. Copper recoveries during the nine months ended September 30, 2023 were 3% lower than the same period in 2022 due to higher levels of contaminants in processed stockpile ore. Gold and silver recoveries during the nine months ended September 30, 2023 were 12% and 2% higher, respectively, than the same period in 2022 due to increased processing of higher grade Pampacancha ore.

Combined mine, mill and G&A unit operating costs in the third quarter of 2023 were 7% lower than the same period in 2022 primarily due to higher milling costs from a plant maintenance shutdown in the comparative period and lower mining costs during the third quarter of 2023 due to higher capitalized stripping.

Contained metal in concentrate produced		Three months ended		Nine months ended		Guidance
		Sep. 30, 2023	Sep. 30, 2022	Sep. 30, 2023	Sep. 30, 2022	Annual
						2023
Copper	tonnes	29,081	22,302	67,280	62,348	91,000 - 116,000
Gold	oz	40,596	12,722	64,800	37,369	83,000 - 108,000
Silver	oz	697,211	564,299	1,669,021	1,654,095	2,210,000 - 2,650,000
Molybdenum	tonnes	466	437	1,169	1,033	1,300 - 1,600

Production of copper, gold and silver in the third quarter of 2023 was 30%, 219% and 24% higher, respectively, than the comparative period in 2022. The significant increases in copper and gold production were a result of higher copper, gold and silver grades from mining the high grade zones of the Pampacancha deposit, higher recoveries and higher throughput. Production of molybdenum in the third quarter of 2023 was 7% higher than the comparative prior year period due to higher ore grades and higher molybdenum plant throughput.

Year-to-date 2023 production of copper, gold, silver and molybdenum was 8%, 73%, 1% and 13% higher, respectively, than the comparative period in 2023 for the same reasons outlined above in the quarterly variance analysis.

Full year production in Peru is expected to continue to benefit from higher grades in the fourth quarter of 2023 and, as such, full year production of all metals in Peru remains on track to achieve the guidance ranges for 2023.

Peru Cash Cost and Sustaining Cash Cost

		Three months ended		Nine months ended		Guidance
		Sep. 30, 2023	Sep. 30, 2022	Sep. 30, 2023	Sep. 30, 2022	Annual 2023
Cash cost per pound of copper produced, net of by-product credits[1]	$/lb	0.83	1.68	1.34	1.69	1.05 - 1.30
Sustaining cash cost per pound of copper produced, net of by-product credits[1]	$/lb	1.51	2.46	2.10	2.46

1 Cash cost and sustaining cash costs per pound of copper produced, net of by-product credits, are not recognized under IFRS. For more detail on these non-IFRS financial performance measures, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

Cash cost per pound of copper produced, net of by-product credits, in the third quarter of 2023 was $0.83, a decrease of 51% compared to the same period in 2022 due to higher byproduct credits mainly from gold, and higher pounds of copper produced. This was partially offset, by higher profit sharing expenses and higher treatment & refining and freight costs. This cost measure is declining meaningfully, as expected, in the second half of 2023 and the full year cash cost is expected to remain within the 2023 guidance range with continued higher copper production and contributions from precious metal by-product credits from Pampacancha expected in the fourth quarter of 2023.

Cash cost per pound of copper produced, net of by-product credits, for the first nine months of 2023 was $1.34, a decrease of 21% compared to the same period in 2022 due to higher by-product credits, additional pounds of copper produced, and higher capitalized stripping. This was offset in part by higher treatment and refining charges, higher profit sharing, and increased freight costs.

Sustaining cash cost per pound of copper produced, net of by-product credits, for the third quarter and for the first nine months of 2023 were 39% and 15% lower, respectively, than the comparative 2022 periods primarily due to the same factors affecting cash cost noted above, partially offset by higher sustaining capital expenditures. However, total annual sustaining capital expenditures in Peru are expected to be $10 million lower than the original 2023 guidance levels primarily a result of lower capitalized stripping costs.

Metal Sold

		Three months ended		Nine months ended
		Sep. 30, 2023	Sep. 30, 2022	Sep. 30, 2023	Sep. 30, 2022
Payable metal in concentrate
Copper	tonnes	27,490	20,718	65,013	56,016
Gold	oz	32,757	11,970	59,062	34,852
Silver	oz	460,001	513,470	1,523,740	1,634,549
Molybdenum	tonnes	426	511	994	931

Payable copper and gold sales during the third quarter of 2023 were 33% and 174% higher, respectively, than the corresponding period in 2022 primarily due to higher grades from Pampacancha. Gold and silver sales did not increase in line with third quarter production due to a precious metal stream sale that was recognized in revenue shortly after the third quarter cutoff date. Payable gold and silver included in this sale was approximately 15 thousand ounces of gold and 259 thousand ounces of silver.

MANITOBA OPERATIONS REVIEW

		Three months ended		Nine months ended
		Sep. 30, 2023	Sep. 30, 2022[1]	Sep. 30, 2023	Sep. 30, 2022[1]
Lalor ore mined	tonnes	367,491	347,345	1,154,345	1,146,750
Gold	g/tonne	5.08	4.57	4.35	3.99
Copper	%	1.02	0.71	0.80	0.74
Zinc	%	3.31	3.27	3.25	3.46
Silver	g/tonne	27.80	21.27	23.08	22.80
New Britannia ore milled	tonnes	146,927	132,362	431,874	401,127
Gold	g/tonne	6.93	7.70	6.27	6.34
Copper	%	1.22	0.72	0.87	0.77
Zinc	%	0.90	0.73	0.84	0.84
Silver	g/tonne	23.88	20.11	24.01	20.58
Copper concentrate	tonnes	10,313	5,763	21,997	20,022
Concentrate grade	% Cu	16.93	15.35	16.06	14.06
Copper recovery - concentrate	%	97.4	92.3	94.3	91.2
Gold recovery - concentrate	%	64.7	60.6	60.9	61.5
Silver recovery - concentrate	%	63.2	61.2	60.6	62.5
Contained metal in concentrate produced
Gold	oz	21,189	19,863	53,038	50,254
Copper	tonnes	1,745	885	3,531	2,815
Silver	oz	71,290	52,337	202,193	165,866
Metal in doré produced[2]
Gold	oz	14,403	7,887	26,095	21,608
Silver	oz	39,926	14,155	62,735	40,175
Stall ore milled	tonnes	255,516	229,746	736,768	764,288
Gold	g/tonne	3.70	2.81	3.21	2.95
Copper	%	0.77	0.67	0.74	0.74
Zinc	%	4.88	4.82	4.72	5.04
Silver	g/tonne	28.82	20.98	22.81	23.77
Copper concentrate	tonnes	9,036	6,648	23,962	24,053
Concentrate grade	% Cu	20.32	19.73	20.41	20.39
Zinc concentrate	tonnes	19,431	19,442	55,046	65,100
Concentrate grade	% Zn	52.97	50.15	52.50	50.80
Copper recovery	%	93.9	85.8	89.8	86.9
Zinc recovery	%	82.6	88.0	83.0	85.9
Gold recovery	%	67.8	61.3	63.7	57.0
Silver recovery	%	64.9	55.7	61.3	56.9
Contained metal in concentrate produced
Gold	oz	20,621	12,707	48,367	30,638
Copper	tonnes	1,835	1,311	4,888	3,593
Zinc	tonnes	10,291	9,750	28,895	23,319
Silver	oz	153,536	86,278	331,216	332,180
[1] The 777 mine and Flin Flon concentrator information is not disclosed in the table above. The relevant comparative information can be found on page 64 in the Summary of Historical Results section in this MD&A.
[2] Doré includes sludge, slag and carbon fines in three and nine months ended September 30, 2023.

Unit Operating Costs[1]		Three months ended		Nine months ended
		Sep. 30, 2023	Sep. 30, 2022[4]	Sep. 30, 2023	Sep. 30, 2022[4]
Lalor	C$/tonne	151.14	152.84	140.81	135.62
New Britannia	C$/tonne	91.07	101.68	85.80	91.42
Stall	C$/tonne	36.56	35.62	35.46	32.64
Combined mine/mill unit operating costs[2,3]
Manitoba	C$/tonne	217	235	218	185 [5]
[1] Reflects costs per tonne of ore mined/milled.
[2] Reflects combined mine, mill and G&A costs per tonne of milled ore.
[3] Combined unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.
[4] The Flin Flon concentrator was decommissioned in Q3 2022. The relevant comparative information can be found on page 64 in the Summary of Historical Results in this MD&A.
[5] Combined mine/mill unit operating costs shown for year-to-date 2022 included the Flin Flon operations and are not directly comparable to the current costs with only Snow Lake operations.

Our Manitoba team continues to advance several key initiatives to support higher production levels, reduce dilution during the mining cycle and improve metal recoveries at our Snow Lake operations. The team at Lalor has placed a strong emphasis on enhancing the quality of ore production and minimizing dilution through improved blast designs, loading procedures, and effective grade control practices. Furthermore, by optimizing development drift size, we have shortened the development cycle, resulting in a 14% reduction in waste volume and unit development costs, compared to prior year. Shaft availability has remained high allowing the majority of ore to be hoisted, eliminating the need to truck ore to surface. In October 2023, we reached our targeted 200,000 tonnes of drilled and blasted longhole inventory. While we are experiencing some production challenges as mining advances to lower depths, leading to longer ore haul distances to the muck circuit, smaller stope dimensions, and lower ore bulk density, we are actively pursuing various initiatives to enhance efficiency and improve mucking productivity.

Additionally, we successfully completed changes to optimize the circuits at our Snow Lake mills, resulting in increased copper, gold, and silver recoveries. Concurrently, we are making improvements to our tailings deposition process at our Anderson facility and are exploring the potential of transitioning the facility from subaqueous to subaerial tailings storage, potentially providing a more efficient use of impoundment space, addressing seasonal operational challenges and deferring capital expenditure for dam raise construction to future years.

At Lalor, we successfully completed the hoist rope replacements, biannual inspections and mine ventilation systems maintenance ahead of the winter season. We also performed maintenance of the underground muck circuit and mine power centers during the quarter. Despite these temporary interruptions, Lalor production averaged 4,000 tonnes per day during the third quarter, which was 6% higher than the comparative 2022 period. Copper, gold, silver and zinc grades mined during the third quarter of 2023 were 44%, 11%, 31% and 1% higher than the same period in 2022, respectively.

Total ore mined at our Manitoba operations during the first nine months of 2023 was 29% lower than the same period in 2022 mainly due to the planned closure of 777 in June 2022. Excluding 777 production, Lalor mined ore in the first nine months of 2023 was 1% higher than the same period in 2022. Gold, copper and silver grades mined during the first nine months of 2023 were 9%, 8% and 1% higher than the same period in 2022. Zinc grades mined at Lalor during the first nine months of 2023 were 6% lower, respectively, compared to the same period in 2022, consistent with the mine plan.

Total mine unit operating costs during the third quarter of 2023 decreased by 1% compared to the same period in 2022.

The Stall mill processed 11% more ore in the third quarter of 2023 than the corresponding period of 2022 as it drew down base metal ore stockpiles that built up at the end of second quarter. After the commissioning of the first phase of the Stall mill recovery improvement project in the second quarter of 2023, the third quarter was focused on optimizing circuits to achieve targeted recoveries by reducing primary grind size, refining the flotation circuit balance and mass pull, and reagent selection. These adjustments proved highly effective, resulting in notably higher recoveries for copper, gold and silver during the third quarter of 2023 compared to the same period in 2022. Specifically, the Stall mill achieved its targeted gold recovery levels of approximately 68% in the third quarter, compared to 61% in the third quarter last year. Compared to the same period in 2022, unit operating costs at the Stall mill were 3% higher during the third quarter of 2023 due to increased maintenance costs partially offset by higher throughput.

During the third quarter of 2023, the New Britannia mill consistently achieved elevated production levels averaging approximately 1,600 tonnes per day despite processing significantly higher copper head grades that can impact throughput due to copper flotation limitations. We continue to advance process debottleneck initiatives at New Britannia that require minimal capital outlays as we pursue higher throughput targets, aligned with increased gold ore production from Lalor. New Britannia unit operating costs decreased by 10% during the third quarter of 2023 versus the same period of 2022, primarily due to higher throughput.

Combined mine, mill and G&A unit operating costs in the third quarter of 2023 decreased by 8%, compared to the same period in 2022 reflecting higher throughput and a reduction of contractor usage at Lalor. Combined mine, mill and G&A unit operating costs in the first nine months of 2023 increased by 18% due to the standalone cost structure of the Snow Lake operations compared to the same period in 2022, which included operating costs for both Snow Lake and the lower cost Flin Flon operations.

The zinc plant in Flin Flon permanently ceased operations in June 2022 with no production in the third quarter of 2023. Closure activities commenced in the third quarter of 2022 and continued to progress safely during 2023.

		Three months ended		Nine months ended		Guidance
Contained metal in concentrate and doré produced[1]		Sep. 30, 2023	Sep. 30, 2022	Sep. 30, 2023	Sep. 30, 2022	Annual
						2023
Gold[2]	oz	56,213	40,457	127,500	128,411	175,000 - 205,000
Copper	tonnes	3,580	2,196	8,419	12,520	9,000 - 12,000
Zinc	tonnes	10,291	9,750	28,895	49,055	28,000 - 36,000
Silver[3]	oz	264,752	152,770	596,144	712,184	750,000 - 1,000,000
[1] Metal reported in concentrate is prior to deductions associated with smelter terms.
[2] Gold production guidance includes gold contained in concentrate produced and gold in doré.
[3] Silver production guidance includes silver contained in concentrate produced and silver in doré.

Manitoba operations produced 56,213 ounces of gold during the third quarter of 2023. Production of copper, gold, silver and zinc in the third quarter of 2023 was higher by 63%, 39%, 73% and 6%, respectively, than the comparative 2022 period due to mining higher grade gold zones, generally higher recoveries at the New Britannia and Stall mills, and recovery of secondary gold products at New Britannia due to past processing inefficiencies. The improvements completed late in the quarter have resolved the past processing inefficiencies at New Britannia and gold is reporting to doré as designed. Despite the significantly higher metal production in the third quarter of 2023, production of copper, gold, silver and zinc in the first nine months of 2023 was lower by 33%, 1%, 16% and 41%, respectively, than the comparative 2022 period mainly due to the loss of production from the closure of the 777 mine in June 2022 and lower comparative zinc grades.

With the recent recovery improvements at the New Britannia and Stall mills and higher grades from Lalor in the third quarter, we expect to achieve full year production guidance for all metals. We continue to expect gold production to trend toward the lower end of the guidance range while copper and zinc production are expected to trend to the upper end of the guidance ranges, as disclosed last quarter.

Manitoba Cash Cost and Sustaining Cash Cost

		Three months ended		Nine months ended		Guidance
		Sep. 30, 2023	Sep. 30, 2022	Sep. 30, 2023	Sep. 30, 2022	Annual 2023
Cost per pound of gold produced
Cash cost per ounce of gold produced, net of by-product credits [1]	$/oz	670	216	864	136	500 - 800
Sustaining cash cost per ounce of gold produced, net of by-product credits [1]	$/oz	939	1,045	1,212	909
[1] Cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits, are not recognized under IFRS. For more detail on this non-IFRS financial performance measure, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

Cash cost per ounce of gold produced, net of by-product credits, continues to trend lower in 2023, averaging $670 in the third quarter of 2023. Cash cost continues to be higher than the comparative 2022 period, primarily due to lower by-product credits, in accordance with the mine plan, offset by higher gold production.

Cash cost in the third quarter of 2023 was within our 2023 guidance range and is expected to continue to benefit from increasing gold production from higher grade stopes, continued throughput increases at Lalor and the full realization of higher recoveries from the Stall mill Phase I recovery improvement project in the fourth quarter. As a result, full year cash costs is expected to achieve the 2023 guidance range.

Sustaining cash cost per ounce of gold produced, net of by-product credits, for the third quarter of 2023 was $939, an increase of 10% from the comparative 2022 period primarily due to the same factors affecting cash cost noted above, partially offset by lower sustaining capital expenditures. Total annual sustaining capital expenditures in Manitoba are expected to be $15 million lower than the original 2023 guidance levels primarily a result of lower capital development costs realized at Lalor as the team focuses on cost efficiencies.

Cash cost per ounce of gold produced, net of by-product credits, in the first nine months of 2023 was $864. These costs were higher compared to the same period in 2022 primarily due to the same factors affecting third quarter 2023 cash cost noted above and the standalone cost structure of Lalor without the benefit of the lower cost 777 mine. Sustaining cash cost per ounce of gold produced, net of by-product credits, for the nine months of 2023 was $1,212, an increase of 33% from the comparative 2022 period, primarily due to the same factors affecting cash cost noted above, partially offset by lower sustaining capital expenditures.

Metal Sold

		Three months ended		Nine months ended
		Sep. 30, 2023	Sep. 30, 2022	Sep. 30, 2023	Sep. 30, 2022
Payable metal in concentrate and doré
Gold	oz	36,713	54,962	107,662	131,307
Copper	tonnes	2,925	4,081	7,021	13,042
Zinc [1]	tonnes	7,125	12,714	21,394	50,813
Silver	oz	197,952	302,946	481,547	784,630
[1] Includes refined zinc metal and payable zinc in concentrate sold.

Despite the significantly higher metal production during the quarter, as noted above, quantities of payable metal sold for the three months ended September 30, 2023 were lower than the comparable period in 2022 primarily due to a buildup of unsold inventory at the end of the quarter as well as the sale of excess copper concentrate in the comparative period caused by a railcar related inventory buildup earlier in 2022. Payable metal sold for the nine months ended September 30, 2023 was lower than the comparable period in 2022 primarily due to the closure of 777 in June 2022.

BRITISH COLUMBIA OPERATIONS REVIEW

		Three months ended[6]	Since acquisition to5, 6
		Sep. 30, 2023	Sep. 30, 2023
Ore mined[1]	tonnes	3,792,568	4,347,991
Waste mined	tonnes	11,233,917	12,602,712
Strip ratio[2]		2.96	2.90
Ore milled	tonnes	3,158,006	3,600,261
Copper	%	0.36	0.36
Gold	g/tonne	0.08	0.08
Silver	g/tonne	1.40	1.36
Copper concentrate	tonnes	39,068	44,629
Concentrate grade	% Cu	23.8	23.8
Copper recovery	%	80.9	80.5
Gold recovery	%	56.1	57.5
Silver recovery	%	71.3	72.2
Combined unit operating costs[3,4]	C$/tonne	24.88	21.82
[1] Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.
[2] Strip ratio is calculated as waste mined divided by ore mined.
[3] Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.
[4] Combined unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.
[5] Includes results from the date of acquisition, June 20, 2023.
[6] Copper Mountain mine results are stated at 100%. Hudbay owns 75% of Copper Mountain mine.

Total ore mined at Copper Mountain in the third quarter of 2023 was 3.8 million tonnes, in line with our expectations. Following the closing of the Copper Mountain transaction in late June, mine operations initiated a fleet production ramp up plan to capture the full value of existing idle capital equipment at the Copper Mountain site. This plan entails a fleet capacity/utilization ramp up from 14 trucks to 26 trucks over the third and fourth quarters. We also commissioned a new Komatsu PC8000 electric shovel in September, which reduces carbon intensity by displacing existing diesel shovel production.

The mill processed a total of 3.2 million tonnes of ore during the third quarter, with mill availability averaging 83.5%. A scheduled mill shutdown occurred in September to facilitate liner replacement and a power transmission line upgrade. In coordination with BC Hydro, thermal upgrades to the site transmission line were completed to support 100MW of site supply for current and future site operations. Mill throughput for the quarter was impacted by excessive coarse material bypassing the comminution circuit and restricting flow through the tailings discharge line, causing high levels of unplanned downtime. This issue was rectified in August and we have since seen continuous improvements in throughput. Our key focus area is implementing improved maintenance management systems as part of our stabilization plans for increasing mill availability.

Milled copper grades during the third quarter of 2023 were 0.36% and copper recoveries were 80.9%, in line with expectations. As part of our near-term stabilization plans at Copper Mountain, we expect to apply mill efficiency initiatives from our Constancia mill to the Copper Mountain mill in an effort to continue to improve concentrate quality and copper recoveries.

Combined mine, mill and G&A unit operating costs in the third quarter of 2023 were C$24.88 per tonne milled. Combined unit operating costs per tonne milled are expected to decrease over time as we continue our stabilization and optimization initiatives at Copper Mountain.

Contained metal in concentrate produced		Three months ended[3]	Since acquisition to1, 3	Guidance
		Sep. 30, 2023	Sep. 30, 2023	2023[2]
Copper	tonnes	9,303	10,542	18,500 - 20,500
Gold	oz	4,608	5,353	8,000 - 10,000
Silver	oz	101,069	112,987	190,000 - 210,000
[1] Includes results from the date of acquisition, June 20, 2023.
[2] British Columbia guidance is from acquisition date, June 20, 2023, to the end of the fiscal year.
[3] Copper Mountain mine results are stated at 100%. Hudbay owns 75% of Copper Mountain mine.

We are issuing inaugural Copper Mountain post-acquisition 2023 guidance for production, cash cost and capital expenditures.

Third quarter 2023 production of copper, gold and silver was 9,303 tonnes, 4,608 ounces and 101,069 ounces, respectively. We expect to achieve post-acquisition production guidance for all metals.

British Columbia Cash Cost and Sustaining Cash Cost

		Three months ended	Since acquisition to2	Guidance
		Sep. 30, 2023	Sep. 30, 2023	2023[3]
Cash cost per pound of copper produced, net of by-product credits[1]	$/lb	2.67	2.36	2.40 - 2.85
Sustaining cash cost per pound of copper produced, net of by-product credits[1]	$/lb	3.39	2.99
[1] Cash cost and sustaining cash costs per pound of copper produced, net of by-product credits, are not recognized under IFRS. For more detail on these non-IFRS financial performance measures, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.
[2] Includes results from the date of acquisition, June 20, 2023.
[3] British Columbia guidance is from acquisition date, June 20, 2023, to the end of the fiscal year.

Cash cost per pound of copper produced, net of by-product credits, in the third quarter of 2023 was $2.67. Sustaining cash cost per pound of copper produced, net of by-product credits, for the third quarter was $3.39. We expect the cash cost and sustaining cash cost measures to remain within the post-acquisition guidance ranges for the balance of the year.

Metal Sold

		Three months ended	Since acquisition to1
		Sep. 30, 2023	Sep. 30, 2023
Payable metal in concentrate
Copper	tonnes	8,956	8,956
Gold	oz	5,329	5,329
Silver	oz	91,002	91,002
[1] Includes results from the date of acquisition, June 20, 2023. The first concentrate shipment since the acquisition date was in July 2023 with no sales occurring in the 10-day stub period during the second quarter of 2023.

Quantities of payable metal sold for the three months ended September 30, 2023 were generally in line with contained metal production during the quarter.

FINANCIAL REVIEW

Our financial results presented within this "Financial Review" section include results from the British Columbia business unit from the June 20, 2023 acquisition date.

Financial Results

In the third quarter of 2023, we recorded a net profit of $45.5 million compared to a net loss of $8.1 million in the third quarter of 2022, representing an increase in profit of $53.6 million. Year-to-date in 2023, we recorded a net profit of $36.0 million compared to a net profit of $87.8 million for the same period in 2022, representing a decrease in profit of $51.8 million.

The following table provides further details on these variances:

(in $ millions)	Three months ended September 30, 2023	Nine months ended September 30, 2023
Increase (decrease) in components of profit or loss:
Revenues	134.3	(52.4)
Cost of sales
Mine operating costs	(36.4)	52.6
Depreciation and amortization	(23.9)	(11.6)
Selling and administrative expenses	0.3	(4.0)
Exploration expenses	(3.0)	11.1
Re-evaluation adjustment - environmental obligation	26.0	(101.6)
Other expenses	(2.6)	(13.7)
Impairment - Arizona	-	95.0
Net finance expense	(10.3)	(14.7)
Tax expense	(30.8)	(12.5)
Increase (decrease) in profit for the period	53.6	(51.8)

Revenue

Revenue for the third quarter of 2023 was a record $480.5 million, $134.3 million higher than the same period in 2022, primarily as a result of $81.8 million of incremental revenue generated by our recently acquired Copper Mountain mine as well as higher copper sales volumes from mining the high-grade zones of the Pampacancha deposit and higher gold and copper grade zones at Lalor, and higher copper and gold metal prices partially offset by lower zinc sales volumes and higher treatment and refining charges.

Revenue for the nine months ended September 30, 2023 was $1,087.8 million, $52.4 million lower than the same period in 2022, mainly due to lower zinc sales volumes, lower copper and zinc metal prices and higher treatment and refining charges. These factors were partially offset by $81.8 million of incremental revenue generated by our recently acquired Copper Mountain mine as well as higher copper sales volumes and higher gold and molybdenum prices. Copper sales volumes for the nine months ended September 30, 2023 were significantly higher than the prior year despite the closure of the 777 mine in Manitoba in June 2022, which contributed to higher production and sales in the comparative period.

The following table provides further details on these variances:

(in $ millions)	Three months ended September 30, 2023	Nine months ended September 30, 2023

Metals prices[1]
Higher (lower) copper prices	20.2	(31.9)
Lower zinc prices	(7.3)	(27.8)
Higher gold prices	14.3	21.2
Higher silver prices	1.7	0.4
Sales volumes
Higher copper sales volumes	43.0	26.7
Lower zinc sales volumes	(19.2)	(115.6)
Higher gold sales volumes	3.9	0.9
Lower silver sales volumes	(3.2)	(9.0)
British Columbia Business Unit
Copper	74.0	74.0
Gold	10.1	10.1
Silver	2.1	2.1
Treatment & Refining	(4.9)	(4.9)
Other
Change in derivative mark-to-market on zinc	-	0.4
Change in derivative mark-to-market on copper	(0.8)	3.7
Molybdenum and other volume and pricing differences	4.2	17.5
Variable consideration adjustments	2.3	3.9
Effect of higher treatment and refining charges	(6.1)	(24.1)

Increase (decrease) in revenue in 2023 compared to 2022	134.3	(52.4)
[1] See discussion below for further information regarding metals prices.

Our revenue by significant product type is summarized below:

	Three months ended		Nine months ended
(in $ millions)	Sep. 30, 2023	Sep. 30, 2022	Sep. 30, 2023	Sep. 30, 2022
Copper	334.1	194.8	704.1	634.5
Zinc	17.8	44.1	57.9	199.3
Gold	128.4	99.9	279.2	257.8
Silver	10.3	6.6	23.8	22.0
Molybdenum	22.4	18.7	58.2	36.9
Other metals	-	0.2	0.2	4.7
Revenue from contracts	513.0	364.3	1,123.4	1,155.2
Amortization of deferred revenue - gold	10.2	8.4	23.4	31.6
Amortization of deferred revenue - silver	6.6	9.2	22.5	30.2
Amortization of deferred revenue - variable consideration adjustments - prior periods	-	(2.3)	4.9	1.0
Pricing and volume adjustments[1]	(16.4)	(11.6)	(8.4)	(28.8)
Treatment and refining charges	(32.9)	(21.8)	(78.0)	(49.0)
Revenue	480.5	346.2	1,087.8	1,140.2
[1] Pricing and volume adjustments represents mark-to-market adjustments on provisionally prices sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

For further detail on variable consideration adjustments, refer to note 18 of our consolidated interim financial statements.

Realized sales prices

This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

For sales of copper, zinc, gold and silver we may enter into non-hedge derivatives ("QP hedges") which are intended to manage the provisional pricing risk arising from quotational period terms in concentrate sales agreements. The gains and losses on QP hedges are included in the calculation of realized prices. We expect that gains and losses on QP hedges will offset provisional pricing adjustments on concentrate sales contracts.

Our realized prices for the three and nine month periods ending September 30, 2023 and 2022, respectively, are summarized below:

			Realized prices[1] for the		LME YTD 2023[2]	Realized prices[1] for the
			Three months ended			Nine months ended
		LME QTD 2023[2]	Sep. 30, 2023	Sep. 30, 2022		Sep. 30, 2023	Sep. 30, 2022
Prices
Copper	$/lb	3.79	3.77	3.47	3.89	3.85	4.07
Zinc[3]	$/lb	1.10	1.09	1.56	1.22	1.19	1.78
Gold[4]	$/oz		1,738	1,519		1,798	1,668
Silver[4]	$/oz		22.34	19.72		21.95	21.70
[1] Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices include the effect of provisional pricing adjustments on prior period sales.
[2] London Metal Exchange average for copper and zinc prices.
[3] Includes sales of zinc concentrate and sales of zinc metal for the three and nine months ended September 30, 2022. Zinc realized prices include premiums paid by customers for delivery of refined zinc metal, but exclude unrealized gains and losses related to non-hedge derivative contracts that are included in zinc revenues. Realized prices include the effect of provisional pricing adjustments on zinc concentrate.
[4] Sales of gold and silver from Constancia mine are subject to our precious metals stream agreement with Wheaton, pursuant to which we recognize deferred revenue for precious metals deliveries and also receive cash payments. Stream sales are included within realized prices and their respective deferred revenue and cash payment rates can be found on page 31 of this MD&A.

During the third quarter of 2023, the Copper Mountain joint venture entered into forward sales contracts for a total of 2,000 tonnes of copper production over the five-month period from August to December 2023 at an average price of $3.86 per pound. As of September 30, 2023, our unsettled zero-cost collars provided hedging for 7.9 million pounds copper from October through to December 2023, inclusive, at an average floor price of $3.95 per pound and an average cap price of $4.28 per pound. The realized prices denoted in the table above exclude the impact of derivative mark-to-market gains and losses on non-QP hedges which, if reflected above, would increase the realized copper price in the nine months ended September 30, 2023 by $0.02 per pound.

The following tables provide a reconciliation of average realized price per unit sold, by metal, to revenues as shown in the consolidated interim financial statements.

Three months ended September 30, 2023
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue from contracts [2]	334.1	17.8	128.4	10.3	22.4	-	513.0
Amortization of deferred revenue	-	-	10.2	6.6	-	-	16.8
Pricing and volume adjustments [3]	(7.8)	(0.7)	(8.6)	(0.2)	0.9	-	(16.4)
By-product credits [4]	326.3	17.1	130.0	16.7	23.3	-	513.4
Derivative mark-to-market [5]	0.8	-	-	-	-	-	0.8
Revenue, excluding mark-to-market on non-QP hedges[4]	327.1	17.1	130.0	16.7	23.3	-	514.2
Payable metal in concentrate and doré sold [6]	39,371	7,124	74,798	748,955	426	-	-
Realized price [7]	8,307	2,400	1,738	22.34	-	-	-
Realized price [8]	3.77	1.09	-	-	-	-	-
Nine months ended September 30, 2023
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue from contracts [2]	704.1	57.9	279.2	23.8	58.2	0.2	1,123.4
Amortization of deferred revenue	-	-	23.4	22.5	-	-	45.9
Pricing and volume adjustments [3]	(12.7)	(1.6)	6.8	(0.3)	(0.6)	-	(8.4)
By-product credits [4]	691.4	56.3	309.4	46.0	57.6	0.2	1,160.9
Derivative mark-to-market [5]	(3.7)	-	-	-	-	-	(3.7)
Revenue, excluding mark-to-market on non-QP hedges	687.7	56.3	309.4	46.0	57.6	0.2	1,157.2
Payable metal in concentrate and dore sold [6]	80,990	21,393	172,052	2,096,289	994	-	-
Realized price [7]	8,491	2,632	1,798	21.95	-	-	-
Realized price [8]	3.85	1.19	-	-	-	-	-
[1] Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.
[2] As per financial statements.
[3] Pricing and volume adjustments represents mark-to-market adjustments on provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.
[4] By-product credits subtotal is used in the calculated of cash cost per pound of copper and ounce of gold produced, net of by-product credits. Cash cost per pound of copper and per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.
[5] Derivative mark-to-market excludes mark-to-market on QP hedges.
[6] Copper, zinc and molybdenum shown in metric tonnes and gold and silver shown in ounces.
[7] Realized price for copper and zinc in $/metric tonne and realized price for gold and silver in $/oz.
[8] Realized price for copper and zinc in $/lb.

The price, quantity and mix of metals sold, affect our revenue, operating cash flow and profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes and transfer of risk and title to customers.

Three months ended September 30, 2022
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue from contracts [2]	194.8	44.1	99.9	6.6	18.7	0.2	364.3
Amortization of deferred revenue	-	-	8.4	9.2	-	-	17.6
Pricing and volume adjustments [3]	(5.0)	(0.5)	(6.6)	0.3	0.2	-	(11.6)
By-product credits [4]	189.8	43.6	101.7	16.1	18.9	0.2	370.3
Derivative mark-to-market [5]	-	-	-	-	-	-	-
Revenue, excluding mark-to-market on non-QP hedges	189.8	43.6	101.7	16.1	18.9	0.2	370.3
Payable metal in concentrate and dore sold [6]	24,799	12,714	66,932	816,416	511	-	-
Realized price [7]	7,654	3,429	1,519	19.72	-	-	-
Realized price [8]	3.47	1.56	-	-	-	-	-
Nine months ended September 30, 2022
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue from contracts [2]	634.5	199.3	257.8	22.0	36.9	4.7	1,155.2
Amortization of deferred revenue	-	-	31.6	30.2	-	-	61.8
Pricing and volume adjustments [3]	(15.6)	-	(12.2)	0.3	(1.3)	-	(28.8)
By-product credits [4]	618.9	199.3	277.2	52.5	35.6	4.7	1,188.2
Derivative mark-to-market [5]	-	0.4	-	-	-	-	0.4
Revenue, excluding mark-to-market on non-QP hedges	618.9	199.7	277.2	52.5	35.6	4.7	1,188.6
Payable metal in concentrate and dore sold [6]	69,058	50,813	166,159	2,419,179	931	-	-
Realized price [7]	8,962	3,930	1,668	21.70	-	-	-
Realized price [8]	4.07	1.78	-	-	-	-	-
[1] Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.
[2] As per consolidated interim financial statements.
[3] Pricing and volume adjustments represents mark-to-market adjustments on provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.
[4] By-product credits subtotal is used in the calculated of cash cost per pound of copper and zinc produced, net of by-product credits. Cash cost per pound of copper and per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.
[5] Derivative mark-to-market excludes mark-to-market on QP hedges.
[6] Copper, zinc and molybdenum shown in metric tonnes and gold and silver shown in ounces.
[7] Realized price for copper, zinc and molybdenum in $/metric tonne and realized price for gold and silver in $/oz.
[8] Realized price for copper and zinc in $/lb.

Stream Sales

The following table shows stream sales included within realized prices and their respective deferred revenue and cash payment rates:

		Three months ended		Nine months ended
		Sep. 30, 2023		Sep. 30, 2023
		Peru [1]		Peru [1]
Gold	oz		12,399		28,597
Silver	oz		434,894		1,475,052

Gold deferred revenue drawdown rate[1,2]	$/oz	820		820
Gold cash rate[3]	$/oz	420		418
Total gold stream realized price	$/oz	1,240		1,238

Silver deferred revenue drawdown rate[1,2]	$/oz	15.26		15.26
Silver cash rate[3]	$/oz	6.20		6.16
Total silver stream realized price	$/oz	21.46		21.42

		Three months ended		Nine months ended
		Sep. 30, 2022		Sep. 30, 2022
		Manitoba	Peru	Manitoba	Peru
Gold	oz	3,098	6,336	11,115	24,262
Silver	oz	73,347	498,199	235,626	1,635,865

Gold deferred revenue drawdown rate[1,2]	$/oz	1,214	734	1,238	734
Gold cash rate[3]	$/oz	432	416	430	413
Total gold stream realized price	$/oz	1,646	1,150	1,668	1,147

Silver deferred revenue drawdown rate[1,2]	$/oz	24.01	14.95	24.43	14.95
Silver cash rate[3]	$/oz	6.37	6.14	6.34	6.10
Total silver stream realized price	$/oz	30.38	21.09	30.77	21.05
[1] Subsequent to the variable consideration adjustment recorded on January 1, 2023, the deferred revenue amortization is recorded in Peru at $820/oz gold and $15.26/oz silver (September 30, 2022 - $734/oz gold and $14.95/oz silver).
[2] Deferred revenue drawdown rates for gold and silver do not include variable consideration adjustments.
[3] The gold and silver cash rate for Manitoba increased by 1% from $400/oz and $5.90/oz effective August 1, 2015. Subsequently every year, on August 1, the cash rate will increase by 1% compounded. The weighted average cash rate is disclosed. The gold and silver cash rate for Peru increased by 1% from $400/oz and $5.90/oz effective August 4, 2019. Subsequently every year, on August 4, the cash rate will increase by 1% compounded. The weighted average cash rate is disclosed.

Cost of Sales

Our detailed cost of sales is summarized as follows:

(in $ thousands)	Three months ended		Nine months ended
	Sep. 30, 2023	Sep. 30, 2022	Sep. 30, 2023	Sep. 30, 2022
Peru
Mining	33,875	35,197	92,315	95,899
Milling	46,996	52,043	147,863	144,429
Changes in product inventory	4,137	(2,497)	20,080	(15,663)
Depreciation and amortization	80,625	56,614	189,925	152,787
G&A	20,957	13,405	52,305	48,180
Inventory adjustments	-	-	-	(558)
Freight, royalties and other charges	18,055	14,645	46,050	38,390
Total Peru cost of sales	204,645	169,407	548,538	463,464
Manitoba
Mining	41,421	40,659	120,854	154,592
Milling	16,923	16,573	46,964	59,035
Zinc plant	-	-	-	32,755
Changes in product inventory	(766)	32,223	(11,004)	28,963
Depreciation and amortization	26,873	33,197	73,665	105,420
Inventory adjustments	-	2,074	906	4,104
G&A	10,249	9,971	26,570	55,935
Freight, royalties and other charges	6,121	9,637	16,952	28,764
Total Manitoba cost of sales	100,821	144,334	274,907	469,568
British Columbia
Mining	29,251	-	29,251	-
Milling	24,102	-	24,102	-
Changes in product inventory	3	-	3	-
Depreciation and amortization	6,255	-	6,255	-
G&A	5,050	-	5,050	-
Freight, royalties and other charges	3,930	-	3,930	-
Total British Columbia cost of sales	68,591	-	68,591	-
Cost of sales	374,057	313,741	892,036	933,032

Total cost of sales for the third quarter of 2023 was $374.1 million, reflecting an increase of $60.3 million from the third quarter of 2022 and included a full quarter of operating costs from Copper Mountain, totaling $68.6 million. Peru cost of sales increased by $35.2 million in the third quarter of 2023, compared to the same period of 2022 mainly due to higher depreciation, inline with the higher production during the quarter. Peru cost of sales were also higher in the third quarter of 2023, versus the comparative 2022 period, due to higher G&A, higher freight costs and a drawdown of copper concentrate versus the comparative period.

Manitoba cost of sales decreased by $43.5 million in the third quarter of 2023, compared to the same period of 2022. This was primarily as a result of a relative decrease in the changes in product inventory from the sale of excess copper concentrate in the comparative period due to a railcar shortage and a decrease in depreciation from the closure of the 777 mine in June 2022 which contributed to the comparative period depreciation as final sales were recorded.

Total cost of sales for the first nine months of 2023 was $892.0 million, reflecting a decrease of $41.0 million from the same period in 2022 despite including a full quarter of operating costs from Copper Mountain. Peru cost of sales increased by $85.1 million mainly driven by higher depreciation due to the same reason outlined in the quarterly variance, a higher relative drawdown of product inventory and higher freight costs. Manitoba cost of sales decreased by $194.7 million as a result of the closure of the zinc plant in June 2022, decreases in the mining, milling and depreciation costs due to the planned closure of 777 and the Flin Flon mill, a reduction of general and administrative and freight costs as well as the same factors affecting the quarter-to-date Manitoba cost of sales variance described above.

For details on unit operating costs, refer to the respective tables in the "Operations Review" section of this MD&A.

For the third quarter of 2023, other significant variances in non-operating expenses, compared to the same period in 2022, include the following:

- Re-evaluation adjustment - environmental provision gain increased by $26.0 million due to the relative revaluation of the environmental reclamation provision on our Manitoba non-producing sites from changes in long term risk-free discount rates and inflation rates.

Given the long term nature of the reclamation cash flows, the related environmental reclamation provision is highly sensitive to changes in inflation rates and long-term risk-free discount rates and, as such, we may continue to experience significant quarterly closure cost provision revaluations.

- Other expenses increased by $2.6 million compared to the same period in 2022. The increase was primarily due to a relative increase in the losses on disposal of property, plant and equipment versus the comparative period, partially offset by a decrease on non-recurring restructuring charges.

- Exploration expenses increased by $3.0 million reflecting an increase in expensed exploration spending compared to the previous period.

For the year-to-date 2023, other significant variances in non-operating expenses, compared to the same period in 2022, include the following:

- Re-evaluation adjustment - environmental provision gain decreased by $101.6 million, for the same reasons outlined in the quarterly variance analysis.

- A comparative period Impairment - Arizona decreased by $95.0 million, The prior period had an impairment related to certain capitalized costs and assets associated with the previous stand-alone development plan for the Rosemont deposit, which were determined to no longer be recoverable. No impairment was recorded in the comparative 2023 period.

- Exploration expenses decreased by $11.1 million as Copper World drilling and exploration costs, which were mainly expensed in the comparative 2022 period, have since been completed with incremental Copper World exploration now being capitalized.

- Selling and administrative expenses increased by $4.0 million reflecting a higher share based compensation expense as a result of an increase in share price during the current year compared to the same period in 2022.

- Other expenses increased by $13.7 million primarily due to a comparative period insurance recovery of $5.7 million and prior period gains on disposition of property, plant and equipment. In addition there were increases in care & maintenance costs for the Flin Flon concentrator and tailings impoundment area as well as transaction costs incurred to complete the acquisition of Copper Mountain. Partially offsetting these impacts was higher comparative period restructuring charges related to the closure of the Flin Flon operations in the second quarter of 2022 and decreases in Copper World evaluation costs which were completed in the prior year.

Net finance expense

(in $ thousands)	Three months ended		Nine months ended
	Sep. 30, 2023	Sep. 30, 2022	Sep. 30, 2023	Sep. 30, 2022

Finance costs - accrued or payable:
Interest expense on long-term debt	21,078	16,921	55,885	50,730
Withholding taxes	1,596	1,544	4,577	4,564
Loss on disposal of investments	15	-	667	3,132
Other accrued/payable costs[1]	(356)	984	(118)	4,616
Total finance costs - accrued or payable	22,333	19,449	61,011	63,042

Finance costs - non-cash:
Accretion on streaming agreements[2]	6,597	8,567	19,694	20,760
Change in fair value of financial assets and liabilities at fair value through profit or loss	(950)	(6,686)	4,560	(5,888)
Other non-cash costs[3]	2,947	(735)	11,141	3,852
Total finance costs - non-cash	8,594	1,146	35,395	18,724
Net finance expense	30,927	20,595	96,406	81,766
[1] Includes interest income and other finance expense.
[2] Includes variable consideration adjustment (prior periods).
[3] Includes accretion on community agreements, accretion on Wheaton refund liability, unwinding of discount on provisions, and net foreign exchange losses (gains).

Net finance expense during the third quarter ended September 30, 2023, increased by $10.3 million compared to the third quarter of 2022 primarily due to a $4.2 million increase in interest expense as result of interest on the Copper Mountain Bonds and additional revolver draws, a $3.9 million decrease in the relative revaluation gain of the gold prepayment liability, a $4.2 million decrease in net foreign exchange gains and a $1.8 million increase in the net revaluation loss on our equity investments. These impacts were partially offset by a $2.6 million increase in interest income.

Net finance expense during the first nine months of 2023, increased by $14.7 million compared to the same period in 2022 due to a $6.8 million decrease in the revaluation gain of the gold prepayment liability, a $6.7 million decrease in net foreign exchange gains, a $5.2 million increase in interest expense on long-term debt as result of interest on the Copper Mountain Bonds and additional revolver draws and a $3.6 million increase in the net revaluation loss on our equity investments. This was partially offset by $5.3 million of additional interest income earned, a $2.5 million decrease in losses on disposals of investments and a $1.1 million decrease in accretion on streaming arrangements.

Tax Expense

For the three months ended September 30, 2023, tax expense increased by $30.8 million and for the nine months ended September 30, 2023, tax expense increased by $12.6 million, compared to the same periods in 2022. The following table provides further details:

(in $ thousands)	Three months ended		Nine months ended
	Sep. 30, 2023	Sep. 30, 2022	Sep. 30, 2023	Sep. 30, 2022
Deferred tax expense (recovery) - income tax[1]	1,913	17,070	(16,371)	5,208
Deferred tax expense (recovery) - mining tax[1]	853	727	(1,217)	5,844
Total deferred tax expense (recovery)	2,766	17,797	(17,588)	11,052
Current tax expense (recovery) - income tax	28,131	(8,804)	37,876	4,150
Current tax expense (recovery) - mining tax	7,762	(1,121)	14,545	7,077
Total current tax expense (recovery)	35,893	(9,925)	52,421	11,227
Tax expense	38,659	7,872	34,833	22,279
[1] Deferred tax expense (recovery) represents our draw down/increase of non-cash deferred income and mining tax assets/liabilities.

Income Tax Expense/Recovery

Applying the estimated Canadian statutory income tax rate of 26.2% to our profit before taxes of $70.8 million for the year-to-date of 2023 would have resulted in a tax expense of approximately $18.6 million; however, we recorded an income tax expense of $21.5 million. The significant items causing our effective income tax rate to be different than the 26.2% estimated Canadian statutory income tax rate include:

- Deductible temporary differences with respect to Peru, Manitoba and British Columbia, relating to the decommissioning and restoration liabilities, were recognized as we have determined that it is probable that we will realize the recovery of these deferred tax assets based on the timing of the reversals of the deductible temporary differences and the future projected taxable profit of the operations. This resulted in a combined deferred tax recovery of $9.6 million.

- Foreign exchange on the translation of deferred tax balances to group currency resulted in a deferred tax recovery of $0.5 million.

- The tax expense with respect to our foreign operations are recorded using an income tax rate other than the Canadian statutory income tax rate of 26.2%, resulting in a tax expense of $19.0 million.

- The recognition of previously unrecognized deferred tax assets resulted in a deferred tax recovery of %5.4 million.

Mining Tax Expense

Applying the estimated Manitoba mining tax rate of 10.0% to our net income before taxes of $70.8 million for the year-to-date of 2023 would have resulted in a tax expense of approximately $7.1 million; however, we recorded a mining tax expense of $13.3 million. Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description of how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on profit related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

- 10% of total mining taxable profit if mining profit is C$50 million or less;

- Between mining profit of C$50 and $C55 million, mining tax is equal to a minimum of C$5 million plus mining profit less C$50 million multiplied by 65%;

- 15% of total mining taxable profit if mining profits are between C$55 million and C$100 million;

- Between mining profit of C$100 million and C$105 million, mining tax is equal to a minimum of C$15 million plus mining profit less C$100 million multiplied by 57%; and

- 17% of total mining taxable profit if mining profits exceed C$105 million.

We estimate that the tax rate that will be applicable when temporary differences reverse will be approximately 10.0%.

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and the Modified Royalty, on companies' operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, we have recorded a deferred tax liability as at September 30, 2023, at the tax rate we expect to apply when temporary differences reverse.

British Columbia

The Province of British Columbia imposes a 13% net revenue tax on the sale of mineral products mined in the province of British Columbia after the mine owner has recovered the capital invested in the mine and its "Cumulative Expenditure Account" ("CEA") no longer has a balance. The tax is paid on the profit in excess of the capital that has been invested in the mine. British Columbia mineral tax is deductible for federal and provincial income tax purposes.

While there is a balance in the CEA account, the mine owner must pay a "Net Current Proceeds" ("NCP") tax of 2%. Any amounts paid as NCP can then be claimed in the future against net revenue taxes payable.

We estimate that the effective tax rate that will be applicable when temporary differences reverse will be approximately 9.49%.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2023, our liquidity includes $245.2 million in cash as well as undrawn total availability of $294.4 million under our revolving credit facilities.

Subsequent to September 30, 2023, we repaid $40.0 million on our revolving credit facilities and a $5 million principal repayment on the Copper Mountain bonds in October 2023.

Senior Unsecured Notes

We have $600.0 million aggregate principal amount of 4.5% senior notes due April 2026 and $600.0 million aggregate principal amount of 6.125% senior notes due April 2029.

Senior Secured Revolving Credit Facilities

We have two senior secured revolving credit facilities with total commitments of $450 million ("the Credit Facilities") for our Canadian and Peruvian businesses and substantially similar terms and conditions.

In connection with the closing of the Copper Mountain transaction during the second quarter of 2023, we amended our Credit Facilities to allow Hudbay to designate the Copper Mountain group of companies as Unrestricted Subsidiaries under the Credit Facilities. We also increased the Net Debt to EBITDA covenant ratio from 4:1 to 4.5:1 for the period ending September 30, 2023, to provide greater financial flexibility during the business integration period. As a result of these changes, the Copper Mountain group is not required to guarantee our obligations under the Credit Facilities and the debt, cash, interest and EBITDA from the Copper Mountain group is excluded from the financial covenant calculations until the Copper Mountain Bonds are repaid in full. Upon full repayment of the Copper Mountain Bonds, the Copper Mountain group of companies will automatically cease to be Unrestricted Subsidiaries and will be required to provide guarantees and security. In addition, the debt, cash, interest and EBITDA of the Copper Mountain group will be included in the financial covenant calculations.

At September 30, 2023, we had $130.0 million of debt outstanding under our Canadian revolving credit facility. As at September 30, 2023, we were in compliance with our covenants under the Credit Facilities and had also drawn $25.6 million in letters of credit under the Credit Facilities. In total, $155.6 million was owing under the Credit Facilities as at September 30, 2023.

C$130 Million Bilateral Letter of Credit Facility

On August 22, 2022, we closed a C$130.0 million bilateral letter of credit facility ("LC Facility") with a major Canadian financial institution. The LC Facility has no financial covenants and enables the Company to issue up to C$130.0 million of letters of credit to beneficiaries on an unsecured basis at attractive rates, with a further C$30.0 million sub-limit for financial letters of credit. As at September 30, 2023, the Manitoba business unit had drawn $55.4 million in letters of credit under the LC Facility.

Surety Bonds and Unsecured Letters of Credit

As at September 30, 2023, the Arizona business unit had $12.9 million in surety bonds issued to support future reclamation and closure obligations and the Peru business unit had $118.0 million in letters of credit issued with various Peruvian financial institutions to support future reclamation and other operating matters. In addition, the British Columbia business unit had $15.6 million in surety bonds issued to support future reclamation and $4.9 million in surety bonds issued to support the hydro used at Copper Mountain mine. No cash collateral is required to be posted under these letters of credit or surety bonds.

Gold Prepay

During the fourth quarter of 2020, we entered into a gold forward sale and prepay transaction which generated $115.0 million in cash proceeds to pre-fund the expected capital requirements for the New Britannia gold mill refurbishment project. The transaction valued the future gold ounce delivery obligation at 79,954 gold ounces to be delivered in fixed monthly deliveries of 3,331 gold ounces over a 24-month period from January 2022 to December 2023.

During the first quarter of 2023, we amended our gold forward sale and prepay agreements to defer eight months of deliveries starting with February 2023. Deliveries of the outstanding 37,500 ounces of gold will resume in fixed monthly amounts in October 2023 and will continue until August 2024. The fair value of the financial liability at September 30, 2023 was $67.1 million.

Copper Mountain Bonds

On April 9, 2021, Copper Mountain completed an offering of $250 million of secured bonds (the "Copper Mountain Bonds"). The Copper Mountain Bonds mature on April 9, 2026 and bear interest at an annual rate of 8.0%, payable semi-annually on April 9 and October 9. Semi-annual principal installments in the amount of $5 million are payable on each interest payment date. As at September 30, 2023, the Company had $6.9 million on deposit in a debt service account to satisfy the upcoming semi-annual principal installment and interest payment. The debt service account balance is presented as restricted cash within other financial assets in our consolidated interim balance sheet.

The Copper Mountain Bonds are secured by a general security agreement on the assets of Copper Mountain and a pledge of Copper Mountain's equity interest in the Copper Mountain mine, but do not benefit from any credit support from Hudbay or its other subsidiaries.

The Copper Mountain Bonds require Copper Mountain to comply with certain covenants, including restrictions on dividends and indebtedness and a requirement to maintain certain minimum cash amounts at Copper Mountain and the Copper Mountain mine. As at September 30, 2023, the Company is in compliance with our financial covenants under the Copper Mountain Bonds.

The Copper Mountain Bonds also provide the bondholders with the right to put all or part of the principal amount of the outstanding Bonds to Copper Mountain at a price of 101%, plus accrued interest, following a change of control event. With the acquisition of Copper Mountain on June 20, 2023, the change of control event was triggered and $83.3 million of the Copper Mountain Bonds were put to Copper Mountain on July 17, 2023. During the third quarter of 2023 the Company utilized its Credit Facilities to finance the redemption of the Copper Mountain Bonds that were put to Copper Mountain. The principal and premium amounted to $84.1 million was repaid on July 24, 2023.

Copper Mountain may redeem all or part of the principal amount of the remaining outstanding Copper Mountain Bonds at any time from October 2023, at redemption prices ranging from 104% to 100%, plus accrued and unpaid interest to the date of redemption.

As at September 30, 2023, the Copper Mountain Bonds had a principal amount outstanding of $59.7 million.

Subsequent to September 30, 2023, we made a $5.0 million principal repayment on the Copper Mountain Bonds.

Financial Condition

Financial Condition as at September 30, 2023 compared to December 31, 2022

Cash increased by $19.6 million during the first nine months of the year to $245.2 million as at September 30, 2023. This increase was mainly due to cash inflows from operating activities of $247.8 million, $130 million draw on our Credit Facilities, $11.0 million of net cash acquired on the closing of the Copper Mountain and Rockcliff acquisitions and $6.6 million of interest received. Partially offsetting these cash inflows were investing and financing cash outflows of $207.5 million for capital investments and community agreement payments primarily at our Peru, Manitoba and British Columbia operations, Copper Mountain Bond principal repayments of $83.3 million, interest payments of $33.8 million, capitalized lease payments of $18.4 million, other financing costs mainly related to our Credit Facilities, withholding taxes of $11.1 million, $10.0 million for a deferred Rosemont acquisition payment, partial repayment of our gold prepayment liability of $6.4 million as well as dividends paid of $4.5 million. We hold the majority of our cash in low-risk, liquid investments with major Canadian and Peruvian financial institutions.

Working capital increased by $51.9 million to $128.5 million from December 31, 2022 to September 30, 2023, primarily due to an increase in inventories of $82.9 million due, in part, to the acquisition of Copper Mountain during the second quarter, a $30.1 million increase in net financial assets, an increase in cash and cash equivalents of $19.6 million and a $18.8 million decrease in other liabilities due to a reduction in advances from customers. Partially offsetting these items were increases in trade and taxes payable of $50.2 million, increases in lease liabilities of $16.7 million, increases in deferred revenue of $15.6 million, decreases in prepaid expenses and taxes receivable of $17.9 million and an increase in current portion of long-term debt by $10.0 million.

Cash Flows

The following table summarizes our cash flows for the three and nine months ended September 30, 2023 and September 30, 2022:

(in $ thousands)	Three months ended		Nine months ended
	Sep. 30, 2023	Sep. 30, 2022	Sep. 30, 2023	Sep. 30, 2022
Operating cash flow before change in non-cash working capital	181,980	81,617	323,466	282,581
Change in non-cash working capital	(30,032)	90,891	(75,682)	118,840
Cash generated from operating activities	151,948	172,508	247,784	401,421
Cash used in investing activities	(68,247)	(113,970)	(189,244)	(248,556)
Cash used in financing activities	(18,698)	(31,531)	(40,576)	(137,720)
Effect of movement in exchange rates on cash	480	554	1,588	(17)
Increase in cash	65,483	27,561	19,552	15,128

Cash Flow from Operating Activities

Cash generated from operating activities was $151.9 million during the third quarter of 2023, a decrease of $20.6 million compared with the same period in 2022 predominantly due to a $120.9 negative impact from changes in non-cash working capital. Operating cash flow before change in non-cash working capital was $182.0 million during the third quarter of 2023, reflecting an increase of $100.4 million compared to the third quarter of 2022. The increase in operating cash flows before changes in working capital was primarily the result of incremental contribution margin from our recently acquired Copper Mountain mine as well as higher copper sales volumes from mining the high grade zones of the Pampacancha deposit and higher gold and copper grade zones at Lalor, and higher copper and gold metal prices.

Year-to-date cash generated from operating activities was $247.8 million in 2023, a decrease of $153.6 million compared to 2022. Operating cash flow before changes in non-cash working capital for the first nine months of 2023 was $323.5 million, an increase of $40.9 million compared to 2022. The increase in operating cash flow before changes in working capital is mostly attributable to the same reasons outlined in the quarterly variance, as well as higher molybdenum prices and sales volumes, partially offset by lower zinc sales volumes and higher treatment and refining charges.

Cash Flow from Investing and Financing Activities

During the third quarter of 2023, we spent $86.9 million in investing and financing activities, primarily driven by $69.2 million in capital expenditures, $2.8 million in community agreement payments, Copper Mountain Bond principal repayments of $83.3 million, $1.9 million in interest payments, $8.0 million in capitalized lease payments, $5.0 million for a deferred Rosemont acquisition payment and $4.9 million in other financing costs mainly related to our Credit Facilities and withholding taxes. These cash outflows were partially offset by $90 million draw on our Credit Facilities, $3.5 million of interest received, and $2.6 million of dividends paid.

Year-to-date, we spent $229.8 million in investing and financing activities, primarily driven by $200.0 million in capital expenditures, $7.4 million in community agreement payments, Copper Mountain Bond principal repayments of $83.3 million, $33.8 million in interest payments, $18.4 million in capitalized lease payments, $10.0 million for a deferred Rosemont acquisition payment, $6.4 million in partial settlement of our gold prepayment liability, $11.1 million in other financing costs mainly related to our Credit Facilities and withholding taxes and $4.5 million in dividend payments. These cash outflows were partially offset by a $130.0 million draw on our Credit Facilities, $6.6 million of interest received and $11.0 million of net cash acquired on the closing of the Copper Mountain and Rockcliff acquisitions.

Capital Expenditures

The following summarizes accrued and cash additions to capital assets for the periods indicated:

	Three months ended		Nine months ended		Guidance
	Sep. 30, 2023	Sep. 30, 2022	Sep. 30, 2023	Sep. 30, 2022	Annual
(in $ millions)					2023[2]
Manitoba sustaining capital expenditures	12.6	28.1	36.7	76.5	60.0
Peru sustaining capital expenditures[1]	37.5	27.0	95.3	74.0	150.0
British Columbia sustaining capital expenditures[3]	11.1	-	11.1	-	33.0
Total sustaining capital expenditures	61.2	55.1	143.1	150.5	243.0
Arizona capitalized costs	4.2	12.0	15.8	27.1	25.0
Peru growth capitalized expenditures	0.3	1.3	12.0	1.5	10.0
Manitoba growth capitalized expenditures	-	6.9	13.5	24.4	15.0
British Columbia growth capitalized costs[3]	-	-	-	-	2.0
Other capitalized costs[2]	18.5	6.5	28.7	29.3
Capitalized exploration	14.9	13.2	15.8	23.6	10.0
Total other capitalized expenditures	37.9	39.9	85.8	105.9
Total capital additions	99.1	95.0	228.9	256.4

Reconciliation to cash capital additions:
Right-of-use asset additions	(17.5)	(5.8)	(22.2)	(26.1)
Non-monetary acquisition	(13.7)	-	(13.7)	-
Community agreement additions	(0.3)	2.6	(2.0)	-
Change in capital accruals and other	1.6	(2.3)	9.0	(10.2)
Acquisition of property, plant & equipment - cash	69.2	89.5	200.0	220.1
[1] Peru sustaining capital expenditures include capitalized stripping costs.
[2] Other capitalized costs primarily include right-of-use lease additions, which are excluded from guidance in 2023.
[3] British Columbia operations represented on a 100% basis and for the period since the acquisition completion date of June 20, 2023. Hence, there are no comparatives.

For the three months ended September 30, 2023, total capital additions rose by 4%, compared to the same period in 2022, primarily due to increased sustaining capital expenditures in Peru and new sustaining capital expenditures at the recently acquired Copper Mountain mine in British Columbia. For the nine months ended September 30, 2023, total capital additions declined by 11% versus the comparative period due to lower sustaining capital expenditures in Manitoba despite new sustaining capital expenditures at the recently acquired Copper Mountain mine in British Columbia.

Sustaining capital expenditures in Manitoba for the three and nine months ended September 30, 2023 were $12.6 million, and $36.7 million, respectively, representing a decline of $15.5 million and $39.8 million compared to the same period in 2022 due to lower spending at Anderson tailings and lower capital development at Lalor in 2023. Sustaining capital expenditures in Peru for the three and nine months ended September 30, 2023 were $37.5 million and $95.3 million, respectively, representing an increase of $10.5 million and $21.3 million compared to the same period in 2022. The increases mainly relate to increased capitalized stripping at Pampacancha.

Growth capital spending in Manitoba for the three and nine months ended September 30, 2023 was nil and $13.5 million, respectively, which mainly relates to the Stall mill recovery improvement project, that has now been completed. Growth capital expenditures in Peru for the three and nine months ended September 30, 2023 were $0.3 million and $12.0 million, respectively, representing an increase of $1.0 million and $10.5 million compared to the same period in 2022 and mainly relate to planned spending on copper and molybdenum recovery improvement projects in 2023.

Arizona's capital expenditures for the three and nine months ended September 30, 2023 were $4.2 million and $15.8 million, respectively, and mainly relate to pre-feasibility study costs and Copper World carrying costs.

Other capitalized costs for the three and nine months ended September 30, 2023 were $18.5 million and $28.7 million, respectively, which are mostly made up of non-cash capitalized lease additions.

Capitalized exploration for the three and nine months ended September 30, 2023 were $14.9 million and $15.8 million, respectively, and primarily related to the acquisition of the remaining 49% ownership in the Talbot deposit which was acquired through the Rockcliff acquisition. The Rockcliff acquisition was not included in our 2023 capitalized exploration guidance.

As a result of continued financial discipline and capital cost efficiencies achieved to-date, total capital expenditures for Peru, Manitoba and Arizona in 2023 are expected to be approximately $30 million lower than guidance levels, a further decrease from the $15 million reduction announced in the second quarter, representing a 10% reduction in total capital expenditures. With the issuance of Copper Mountain post-acquisition guidance, we expect capital expenditures in British Columbia operations to total approximately $35 million in 2023.

Capital Commitments

As at September 30, 2023, we had outstanding capital commitments in Canada of approximately $19.6 million, of which $13.0 million can be terminated, approximately $79.4 million in Peru primarily related to sustaining capital commitments and exploration option agreements, all of which can be terminated, and approximately $42.3 million in Arizona, primarily related to our Copper World project, of which approximately $7.2 million can be terminated.

Contractual Obligations

The following table summarizes our significant contractual obligations as at September 30, 2023:

	Total	Less than 12 months	13 - 36 months	37 - 60 months	More than 60 months
Payment Schedule (in $ millions)
Long-term debt obligations[1]	1,733.0	92.2	930.5	73.5	636.8
Gold prepayment obligation[2]	67.1	67.1	-	-	-
Lease obligations	154.7	51.6	62.8	22.9	17.4
Purchase obligation - capital commitments	141.4	65.4	45.6	30.1	0.3
Purchase obligation - other commitments[3]	1,602.1	440.6	550.8	150.2	460.5
Pension and other employee future benefits obligations[2]	95.3	7.6	11.3	28.3	48.1
Community agreement obligations[4,5]	57.3	4.4	6.9	7.9	38.1
Decommissioning and restoration obligations[5]	478.4	6.6	9.9	7.3	454.6
Total	4,329.3	735.5	1,617.8	320.2	1,655.8
[1] Long-term debt obligations include scheduled interest payments, as well as principal repayments
[2] Discounted.
[3] Primarily made up of long-term agreements with operational suppliers, obligations for power purchase, concentrate handling, fleet and port services, as well as deferred consideration arising from the acquisition of Rosemont's minority interest.
[4] Represents community agreement obligations and various finalized land user agreements, including Pampacancha.
[5] Undiscounted before inflation.

In addition to the contractual obligations included in the above payment schedule, we also have the following commitments which impact our financial position:

- A profit-sharing plan with most Manitoba employees;

- A profit-sharing plan with all Peru employees;

- Wheaton precious metals stream agreements for 777 and the Constancia mines;

- Government royalty payments related to the Constancia mines; and,

- Participation Agreements related to the Copper Mountain mine.

Outstanding Share Data

As of November 7, 2023, the final trading day prior to the date of this MD&A, there were 348,907,843 common shares of Hudbay issued and outstanding. In addition, there were 2,207,990 stock options and 517,460 warrants outstanding.

FINANCIAL RISK MANAGEMENT

Business Integration Risk with Copper Mountain

The ability to realize the benefits of the Copper Mountain transaction will depend in part on, among other things, building relationships with key stakeholders and successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on Hudbay's ability to realize the anticipated growth opportunities and synergies from integrating Copper Mountain's business following completion of the Copper Mountain transaction. Integration activities have been progressing well to date. Successfully completing the business integration will require the dedication of management effort, time and resources which may divert management's focus and resources from other strategic opportunities available to Hudbay and from operational matters during this process. There can be no assurance that management will be able to integrate the operations of Copper Mountain's business successfully and realize the anticipated financial benefits. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with key stakeholders or to achieve the anticipated benefits of the transaction. Any inability of management to successfully build relationships with key stakeholders and integrate the operations could have a material adverse effect on the business, financial condition and results of operations of Hudbay.

Implication of Copper Mountain Technical Report

Hudbay's expectations with respect to the financial benefits of the Copper Mountain transaction were based on its internal projections of Copper Mountain's business and operations as well as those prepared by the Copper Mountain management team prior to completion of the transaction (together, the "Projections"). All such Projections were based on assumptions and information available at the time the Projections were prepared to, among other things, assist Hudbay in evaluating the Copper Mountain transaction. Since acquiring ownership of the Copper Mountain mine, Hudbay's focus has been on engaging with key stakeholders and advancing its plans to stabilize the operation and sustainably operate it in future years, which will be further detailed in a new technical report expected to be released in the fourth quarter of 2023. The new technical report will include an updated mine plan and updated annual production and cost estimates for the Copper Mountain mine, which will reflect our optimization and stabilization initiatives, expectations for New Ingerbelle and the costs associated with our planned stripping. The new technical report will also include revised mineral reserve and resource estimates, which are expected to be consistent with the mineral reserve and resource estimates in Copper Mountain's technical report dated February 25, 2019 (after accounting for mining depletion).

As with any change in mine plan or new technical report for a material mineral property, there is a risk that revised mineral reserve or resource estimates, the timing and extent of operating and capital expenditures and the timing and costs of any material expansion opportunities may result in an indicator of impairment or impairment reversal. In the case of the forthcoming Copper Mountain technical report, management will assess impairment considerations with respect to any changes in the mineral reserve and resource estimates, mine life and anticipated expenditures as compared to the valuation that was used for purposes of accounting for the acquisition.

TREND ANALYSIS AND QUARTERLY REVIEW

A detailed quarterly and annual summary of financial and operating performance can be found in the "Summary of Results" section at the end of this MD&A. The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters:

(in $ millions, except per share amounts, production on a copper equivalent basis and average realized copper price)	2023			2022				2021
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Production on a copper equivalent basis (tonnes)	71,335	37,530	38,614	45,454	42,099	46,332	45,085	50,685

Average realized copper price ($/lb)	3.77	3.89	3.98	3.61	3.47	4.28	4.53	4.34
Revenue	480.5	312.2	295.2	321.2	346.2	415.5	378.6	425.2
Gross profit (loss)[3]	106.4	22.9	66.5	69.7	32.4	89.5	85.3	81.7
Profit (loss) before tax	84.1	(30.7)	17.4	(14.3)	(0.3)	21.5	88.9	(0.2)
Profit (loss)	45.5	(14.9)	5.5	(17.4)	(8.1)	32.1	63.8	(10.5)
Adjusted net earnings (loss)[1]	24.4	(18.3)	0.1	2.6	(12.4)	30.5	5.2	32.7
Earnings (loss) per share:
Basic and diluted	0.13	(0.05)	0.02	(0.07)	(0.03)	0.12	0.24	(0.04)
Adjusted net earnings (loss)[1] per share	0.07	(0.07)	0.00	0.01	(0.05)	0.12	0.02	0.13
Operating cash flow[2]	182.0	55.9	85.6	109.1	81.6	123.9	77.6	156.9
Adjusted EBITDA[1]	190.7	81.2	101.9	124.7	99.3	141.4	110.2	180.8
[1] Adjusted net earnings (loss), adjusted net earnings (loss) per share, and adjusted EBITDA are non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.
[2] Operating cash flow before changes in non-cash working capital.
[3] Gross profit (loss) includes $46.2 million, respectively, of impairment losses related to environmental reclamation provision for the now closed Flin Flon operation for the three months ended December 31, 2021.

Commodity prices have generally declined during 2023 after peaking in the first quarter. Meanwhile, continued inflationary pressures on consumables, labour and supplies has put pressure on mine operating costs, sustaining cash costs, gross profit and operating cash flow. Third quarter results reflected significantly higher copper and gold production and sales volumes from mining the high grade zones of the Pampacancha deposit and higher gold and copper grade zones at Lalor. The third quarter results also reflected the impact of the recently acquired Copper Mountain mine. Combined, this translated into a significant increase in our revenues, gross profits and earnings for the quarter.

The second quarter benefitted from the drawdown of higher-than-normal unsold copper concentrate inventory levels in Peru that had built up due to supply chain disruptions during a short period of social and political unrest in the first quarter. The second quarter results also reflected the inclusion of the Copper Mountain acquisition which closed on June 20, 2023, however, there was a minimal impact to net earnings from the acquisition.

Average gold prices during the first quarter reached levels not seen since 2020, which positively impacted first quarter gross profit. Political unrest in Peru resulted in road blockades causing logistics and supply chain disruptions until mid-February 2023, resulting in a buildup of copper concentrate inventory above normal operating levels, affecting overall revenues and profit in the first quarter.

The easing of domestic COVID measures by China during the fourth quarter of 2022 resulted in a rebound of most industrial commodity prices. However, late in the quarter, Peru experienced heightened tensions and social unrest following a change in the country's political leadership. Inflationary pressures on fuel, consumables and energy costs have persisted globally, negatively impacting our production costs and margins.

Fourth quarter revenues were negatively impacted by lower production due to planned maintenance programs at Lalor and Constancia, the planned closure of 777 earlier in the year, short-term changes in the mine plan in Peru and a build up of product inventory in Peru due to the aforementioned social unrest. The revenue impact of lower throughput was partially offset by higher commodity prices. Additionally, the fourth quarter results were impacted by a non-cash loss of $13.5 million related to the quarterly revaluation of our Flin Flon environmental reclamation provision due to changes in real, long-term discount rates.

Commodity prices declined during the third quarter of 2022 while growing inflationary pressures contributed to higher mine operating costs resulting in declines in our key financial metrics during the quarter. Third quarter results were also impacted by lower production due to the closure of 777 in the second quarter of 2022 and the commencement of care and maintenance activities, which will continue for the next several years. Relatively small movements in real, long-term discount rates will continue to impact the revaluation of our environmental reclamation provisions for closed sites in Manitoba and these movements will be reflected through the income statement.

The second quarter results for 2022 were impacted by a revaluation gain of $60.7 million pertaining mostly to the environmental reclamation provision on our Flin Flon site due to increases in long-term risk-free interest rates. A pre-tax impairment loss of $95.0 million was recorded following the release of the Copper World Preliminary Economic Assessment in June 2022 as certain assets associated with the previous, stand-alone development plan for the Rosemont deposit are no longer expected to be recoverable.

Results in the first quarter of 2022 benefitted from a trend of higher realized base metal prices, but were also impacted by rising operating costs caused by inflation. While we achieved increased gold production from the higher grade Pampacancha deposit and the higher recovery New Britannia gold mill, we experienced increased levels of COVID-19 related absenteeism in the workforce, impacting production, and also experienced limited availability of rail cars leading to reduced sales and an inventory build-up. The first quarter results were also impacted by a revaluation gain of $78.2 million pertaining mostly to the environmental reclamation provision on our Flin Flon site and $1.7 million for our non-producing sites in Manitoba caused by an increase in long-term risk-free interest rates.

Results for the fourth quarter of 2021 benefitted from higher realized metal prices. This strength in commodity prices combined with higher gold production following the commencement of commercial production at New Britannia and improving copper recoveries led to record revenue of $425.2 million during the quarter. Adjusted EBITDA and operating cash flow both reached record highs. Notwithstanding these records, continued inflationary pressures along with lower copper grades caused operating costs to climb and put pressure on gross margins, compared to earlier quarters. A revaluation of our environmental reclamation provision for the Flin Flon closure plan resulted in a $46.2 million non-cash charge, which negatively impacted net income for the quarter.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Adjusted net earnings (loss), adjusted net earnings (loss) per share, adjusted EBITDA, realized prices, net debt, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per ounce of gold produced, combined unit cost and ratios based on these measures are non-IFRS performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Management believes adjusted net earnings (loss) and adjusted net earnings (loss) per share provides an alternate measure of the Company's performance for the current period and gives insight into its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company's underlying performance. We provide adjusted EBITDA to help users analyze our results and to provide additional information about our ongoing cash generating potential in order to assess our capacity to service and repay debt, carry out investments and cover working capital needs. Realized price is shown to understand the average realized price of metals sold to third parties in each reporting period. Net debt is shown because it is a performance measure used by the Company to assess our financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because we believe they help investors and management assess the performance of our operations, including the margin generated by the operations and the Company. Cash cost and sustaining cash cost per ounce of gold produced are shown because we believe they help investors and management assess the performance of our Manitoba operations. Combined unit cost is shown because we believe it helps investors and management assess our cost structure and margins that are not impacted by variability in by-product commodity prices.

Adjusted Net Earnings (Loss)

Adjusted net earnings (loss) represents net earnings (loss) excluding certain impacts, net of taxes, such as mark-to-market adjustments, impairment charges and reversal of impairment charges, write-down of assets, revaluation of the environmental reclamation provision for closed sites, and foreign exchange (gain) loss. These measures are not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS.

The following table provides a reconciliation of earnings (loss) per the consolidated interim income statements, to adjusted net earnings (loss) for the three and nine months ended September 30, 2023 and 2022.

	Three months ended		Nine months ended
(in $ millions)	Sep. 30, 2023	Sep. 30, 2022	Sep. 30, 2023	Sep. 30, 2022
Profit (loss) for the period	45.5	(8.1)	36.0	87.8
Tax expense	38.7	7.8	34.8	22.3
Profit (loss) before tax	84.2	(0.3)	70.8	110.1
Adjusting items:
Mark-to-market adjustments[1]	1.3	(4.2)	8.7	(7.7)
Foreign exchange (gain) loss	(0.6)	(4.8)	1.1	(5.6)
Inventory adjustments	-	2.1	0.9	3.5
Variable consideration adjustment - stream revenue and accretion	-	3.9	(5.0)	(1.9)
Impairment - Arizona	-	-	-	95.0
Re-evaluation adjustment - environmental provision[2]	(32.4)	(6.4)	(45.4)	(147.0)
Acquisition related costs	0.1	-	6.9	-
Evaluation expenses	-	0.1	-	7.8
Insurance recovery	-	-	-	(5.7)
Restructuring charges [3]	2.3	5.1	2.3	9.5
Loss on disposal of investments	-	-	0.7	3.1
(Gain) loss on disposal of plant and equipment and non-current assets	-	(6.0)	0.4	(6.8)

Adjusted earnings before income taxes	54.9	(10.5)	41.4	54.3
Tax expense	(38.7)	(7.8)	(34.8)	(22.3)
Tax impact of adjusting items	8.2	5.9	(0.5)	(8.6)
Adjusted net earnings (loss)	24.4	(12.4)	6.1	23.4
Adjusted net earnings (loss) ($/share)	0.07	(0.05)	0.02	0.09
Basic weighted average number of common shares outstanding (millions)	346.7	261.9	294.0	261.8
[1] Includes changes in fair value of the gold prepayment liability, Canadian junior mining investments, other financial assets and liabilities at fair value through profit or loss and share-based compensation (recoveries) expenses.
[2] Changes from movements to environmental reclamation provisions are primarily related to the Flin Flon operations, which were fully depreciated as of September 30, 2022, as well as other Manitoba non-operating sites.
[3] Includes closure costs for Flin Flon operations in 2022 and restructuring charges for British Columbia in 2023.

After adjusting reported net earnings for those items not considered representative of the Company's core business or indicative of future operations, the Company had adjusted net earnings in the third quarter of 2023 of $24.4 million or $0.07 earnings per share.

Adjusted EBITDA

Adjusted EBITDA is profit or loss before net finance expense/income, tax expense/recoveries, depreciation and amortization of property, plant and equipment and deferred revenue, as well as certain other adjustments. We calculate adjusted EBITDA by excluding certain adjustments included within our adjusted net earnings measure which we believe reflects the underlying performance of our core operating activities. The measure also removes the impact of non-cash items and financing costs that are not associated with measuring the underlying performance of our operations. However, our adjusted EBITDA is not the measure defined as EBITDA under our senior notes or revolving credit facilities and may not be comparable with performance measures with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for profit or loss or as a better measure of liquidity than operating cash flow, which are calculated in accordance with IFRS. We provide adjusted EBITDA to help users analyze our results and to provide additional information about our ongoing cash generating potential in order to assess our capacity to service and repay debt, carry out investments and cover working capital needs.

The following table presents the reconciliation of earnings (loss) per the consolidated interim income statements, to adjusted EBITDA for the three and nine months ended September 30, 2023 and 2022:

	Three months ended		Nine months ended
(in $ millions)	Sep. 30, 2023	Sep. 30, 2022	Sep. 30, 2023	Sep. 30, 2022
Profit (loss) for the period	45.5	(8.1)	36.0	87.8
Add back:
Tax expense	38.7	7.8	34.8	22.3
Net finance expense	30.9	20.6	96.4	81.8
Other expense	8.9	6.3	27.7	14.0
Depreciation and amortization	113.8	89.8	269.8	258.2
Amortization of deferred revenue and variable consideration adjustment	(16.8)	(15.3)	(50.8)	(62.7)
Adjusting items (pre-tax):
Impairment losses	-	-	-	95.0
Re-evaluation adjustment - environmental provision	(32.4)	(6.4)	(45.4)	(147.0)
Inventory adjustments	-	2.1	0.9	3.5
Share-based compensation expense (recovery) [1]	2.1	2.5	4.0	(1.8)
Adjusted EBITDA	190.7	99.3	373.4	351.1
[1] Share-based compensation expense reflected in cost of sales and selling and administrative expenses.

Net Debt

The following table presents our calculation of net debt as at September 30, 2023 and December 31, 2022:

(in $ thousands)	Sep. 30, 2023	Dec. 31, 2022
Total long-term debt	1,377,443	1,184,162
Cash	(245,217)	(225,665)
Net debt	1,132,226	958,497

Cash Cost, Sustaining and All-in Sustaining Cash Cost (Copper Basis)

Cash cost per pound of copper produced ("cash cost") is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our operations. Our calculation designates copper as our primary metal of production as it has been the largest component of revenues. The calculation is presented in four manners:

- Cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, affected by the relative mix of copper concentrate and zinc concentrate production, where an increase in production of zinc concentrate will tend to result in an increase in cash cost under this measure.

- Cash cost, net of by-product credits - In order to calculate the net cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold, and silver are significant and are integral to the economics of our operations. The economics that support our decision to produce and sell copper would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

- Sustaining cash cost, net of by-product credits - This measure is an extension of cash cost that includes cash sustaining capital expenditures, including payments on capitalized leases, capitalized sustaining exploration, net smelter returns royalties, payments on certain long-term community agreements, as well as accretion and amortization for expected decommissioning activities for producing assets. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than cash cost, which is focused on operating costs only.

- All-in sustaining cash cost, net of by-product credits - This measure is an extension of sustaining cash cost that includes corporate G&A, regional costs, accretion and amortization for community agreements relating to current operations, and accretion for expected decommissioning activities for non-producing sites. Due to the inclusion of corporate selling and administrative expenses, all-in sustaining cash cost is presented on a consolidated basis only.

The tables below present a detailed build-up of cash cost and sustaining cash cost, net of by-product credits, by business unit in addition to consolidated all-in sustaining cash cost, net of by-product credits, and reconciliations between cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three and nine months ended September 30, 2023 and 2022. Cash cost, net of by-product credits may not calculate exactly based on amounts presented in the tables below due to rounding.

Consolidated	Three months ended		Nine months ended
Net pounds of copper produced[1]
(in thousands)	Sep. 30, 2023	Sep. 30, 2022	Sep. 30, 2023	Sep. 30, 2022
Peru	64,112	49,167	148,327	137,454
Manitoba	7,893	4,841	18,561	27,602
British Columbia[2]	20,510	-	23,240	-
Net pounds of copper produced	92,515	54,008	190,128	165,056
[1] Contained copper in concentrate.
[2] The numbers for British Columbia are only included from the date of acquisition of June 20, 2023. There are no comparatives.

Consolidated	Three months ended				Nine months ended
	Sep. 30, 2023		Sep. 30, 2022		Sep. 30, 2023		Sep. 30, 2022
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, before by-product credits	288,410	3.12	211,664	3.92	685,428	3.61	697,624	4.22
By-product credits	(187,023)	(2.02)	(180,464)	(3.34)	(469,551)	(2.47)	(569,328)	(3.45)
Cash cost, net of by-product credits	101,387	1.10	31,200	0.58	215,877	1.14	128,296	0.78

Consolidated	Three months ended				Nine months ended
	Sep. 30, 2023		Sep. 30, 2022		Sep. 30, 2023		Sep. 30, 2022
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	104,547	1.13	75,856	1.40	242,420	1.28	250,491	1.52
Milling	88,021	0.95	68,616	1.27	218,929	1.15	203,464	1.23
Refining (zinc)	-	-	-	-	-	-	32,755	0.20
G&A	36,107	0.39	23,262	0.43	83,637	0.44	104,185	0.63
Onsite costs	228,675	2.47	167,734	3.11	544,986	2.87	590,895	3.58
Treatment & refining	32,882	0.36	21,852	0.40	78,047	0.41	48,968	0.29
Freight & other	26,853	0.29	22,078	0.41	62,395	0.33	57,761	0.35
Cash cost, before by-product credits	288,410	3.12	211,664	3.92	685,428	3.61	697,624	4.23

Consolidated	Three months ended				Nine months ended
	Sep. 30, 2023		Sep. 30, 2022		Sep. 30, 2023		Sep. 30, 2022
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb1	$000s	$/lb1
By-product credits[2]:
Zinc	17,099	0.18	43,606	0.81	56,369	0.30	199,283	1.21
Gold[3]	129,954	1.41	101,650	1.88	309,459	1.63	277,141	1.68
Silver[3]	16,724	0.18	16,066	0.30	46,003	0.24	52,661	0.32
Molybdenum & other	23,246	0.25	19,142	0.35	57,720	0.30	40,243	0.24
Total by-product credits	187,023	2.02	180,464	3.34	469,551	2.47	569,328	3.45
Reconciliation to IFRS:
Cash cost, net of by-product credits	101,387		31,200		215,877		128,296
By-product credits	187,023		180,464		469,551		569,328
Treatment and refining charges	(32,882)		(21,852)		(78,047)		(48,968)
Inventory adjustments	-		2,074		906		3,546
Share-based compensation expense	149		114		288		(70)
Change in product inventory	3,374		29,726		9,079		13,300
Royalties	1,253		2,204		4,537		9,393
Depreciation and amortization[4]	113,753		89,811		269,845		258,207
Cost of sales[5]	374,057		313,741		892,036		933,032
[1] Per pound of copper produced.
2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 29 of this MD&A for these figures.
[3] Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the nine months ended September 30, 2023 the variable consideration adjustments amounted income of $4,885 (three and nine months ended September 30, 2022 - expense of $2,286 and an income of $959).
[4] Depreciation is based on concentrate sold.
[5] As per consolidated interim financial statements.

Peru	Three months ended		Nine months ended
(in thousands)	Sep. 30, 2023	Sep. 30, 2022	Sep. 30, 2023	Sep. 30, 2022
Net pounds of copper produced[1]	64,112	49,167	148,327	137,454
[1] Contained copper in concentrate.

Peru	Three months ended				Nine months ended
	Sep. 30, 2023		Sep. 30, 2022		Sep. 30, 2023		Sep. 30, 2022
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	33,875	0.53	35,197	0.72	92,315	0.62	95,899	0.70
Milling	46,996	0.73	52,043	1.06	147,863	1.00	144,429	1.05
G&A	20,912	0.33	13,421	0.27	52,245	0.35	48,198	0.35
Onsite costs	101,783	1.59	100,661	2.05	292,423	1.97	288,526	2.10
Treatment & refining	19,143	0.30	10,814	0.22	46,843	0.32	27,625	0.20
Freight & other	17,040	0.26	12,905	0.26	41,891	0.28	34,679	0.25
Cash cost, before by-product credits	137,966	2.15	124,380	2.53	381,157	2.57	350,830	2.55
By-product credits	(84,793)	(1.32)	(41,659)	(0.85)	(182,885)	(1.23)	(118,924)	(0.86)
Cash cost, net of by-product credits	53,173	0.83	82,721	1.68	198,272	1.34	231,906	1.69

Peru	Three months ended				Nine months ended
	Sep. 30, 2023		Sep. 30, 2022		Sep. 30, 2023		Sep. 30, 2022
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits[2]:
Gold[3]	51,459	0.80	12,793	0.26	92,398	0.62	48,696	0.35
Silver[3]	10,088	0.16	9,967	0.20	33,006	0.22	34,645	0.25
Molybdenum	23,246	0.36	18,899	0.39	57,481	0.39	35,583	0.26
Total by-product credits	84,793	1.32	41,659	0.85	182,885	1.23	118,924	0.86
Reconciliation to IFRS:
Cash cost, net of by-product credits	53,173		82,721		198,272		231,906
By-product credits	84,793		41,659		182,885		118,924
Treatment and refining charges	(19,143)		(10,814)		(46,843)		(27,625)
Inventory adjustments	-		-		-		(558)
Share-based compensation expenses	45		(16)		60		(18)
Change in product inventory	4,137		(2,497)		20,080		(15,663)
Royalties	1,015		1,740		4,159		3,711
Depreciation and amortization[4]	80,625		56,614		189,925		152,787
Cost of sales[5]	204,645		169,407		548,538		463,464
[1] Per pound of copper produced.
2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 29 of this MD&A.
[3] Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.
[4] Depreciation is based on concentrate sold.
[5] As per consolidated interim financial statements.

British Columbia	Three months ended	Nine months ended
(in thousands)	Sep. 30, 2023	Sep. 30, 2023
Net pounds of copper produced[1]	20,510	23,240
[1] Contained copper in concentrate.

British Columbia	Three months ended		Nine months ended
	Sep. 30, 2023		Sep. 30, 2023
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Mining	29,251	1.43	29,251	1.26
Milling	24,102	1.17	24,102	1.04
G&A	5,050	0.25	5,050	0.22
Onsite costs	58,403	2.85	58,403	2.52
Treatment & refining	4,905	0.24	4,905	0.21
Freight & other	3,693	0.18	3,693	0.16
Cash cost, before by-product credits	67,001	3.27	67,001	2.89
By-product credits	(12,234)	(0.60)	(12,234)	(0.53)
Cash cost, net of by-product credits	54,767	2.67	54,767	2.36

British Columbia	Three months ended		Nine months ended
	Sep. 30, 2023		Sep. 30, 2023
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits[2]:
Gold[3]	10,120	0.50	10,120	0.45
Silver[3]	2,114	0.10	2,114	0.09
Total by-product credits	12,234	0.60	12,234	0.54
Reconciliation to IFRS:
Cash cost, net of by-product credits	54,767		54,767
By-product credits	12,234		12,234
Treatment and refining charges	(4,905)		(4,905)
Change in product inventory	3		3
Royalties	237		237
Depreciation and amortization[4]	6,255		6,255
Cost of sales[5]	68,591		68,591
[1] Per pound of copper produced.
2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 29 of this MD&A.
[3] Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.
[4] Depreciation is based on concentrate sold.
[5] As per consolidated interim financial statements.

Consolidated	Three months ended				Nine months ended
	Sep. 30, 2023		Sep. 30, 2022		Sep. 30, 2023		Sep. 30, 2022
All-in sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	101,387	1.10	31,201	0.58	215,877	1.14	128,296	0.78
Cash sustaining capital expenditures	72,193	0.78	69,588	1.29	168,315	0.88	195,724	1.19
Royalties	1,253	0.01	2,204	0.04	4,537	0.02	9,393	0.06
Sustaining cash cost, net of by-product credits	174,833	1.89	102,993	1.91	388,729	2.04	333,413	2.02
Corporate selling and administrative expenses & regional costs	10,971	0.12	11,384	0.21	30,789	0.16	26,923	0.16
Accretion and amortization of decommissioning and community agreements[1]	3,309	0.03	2,099	0.04	7,059	0.04	3,694	0.02
All-in sustaining cash cost, net of by-product credits	189,113	2.04	116,476	2.16	426,577	2.24	364,030	2.21
Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	77,454		72,237		158,582		182,348
Capitalized stripping net additions	21,762		22,645		70,386		74,093
Total accrued capital additions	99,216		94,882		228,968		256,441
Less other non-sustaining capital costs[2]	37,968		39,807		85,824		105,899
Total sustaining capital costs	61,248		55,075		143,144		150,542
Capitalized lease cash payments - operating sites	7,199		8,852		16,275		27,424
Community agreement cash payments	1,953		2,491		4,432		6,632
Accretion and amortization of decommissioning and restoration obligations [3]	1,793		3,170		4,464		11,126
Cash sustaining capital expenditures	72,193		69,588		168,315		195,724
[1] Includes accretion of decommissioning liability relating to non-producing sites, and accretion and amortization of community agreements capitalized to Other assets.
[2] Other non-sustaining capital costs include Arizona capitalized costs, capitalized interest, capitalized exploration, right-of-use lease asset additions and growth capital expenditures.
[3] Includes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

Peru	Three months ended				Nine months ended
	Sep. 30, 2023		Sep. 30, 2022		Sep. 30, 2023		Sep. 30, 2022
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	53,173	0.83	82,721	1.68	198,272	1.34	231,906	1.69
Cash sustaining capital expenditures	42,607	0.66	36,507	0.74	109,596	0.74	102,073	0.74
Royalties	1,015	0.02	1,740	0.04	4,159	0.03	3,711	0.03
Sustaining cash cost per pound of copper produced	96,795	1.51	120,968	2.46	312,027	2.10	337,690	2.46

British Columbia	Three months ended		Nine months ended
	Sep. 30, 2023		Sep. 30, 2023
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	54,767	2.67	54,767	2.36
Cash sustaining capital expenditures	14,487	0.71	14,487	0.62
Royalties	237	0.01	237	0.01
Sustaining cash cost per pound of copper produced	69,491	3.39	69,491	2.99

Gold Cash Cost and Gold Sustaining Cash Cost

Cash cost per ounce of gold produced ("gold cash cost") is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our Manitoba operations. This alternative cash cost calculation designates gold as the primary metal of production as it represents a substantial component of revenues for our Manitoba business unit and should therefore be less volatile over time than Manitoba cash cost per pound of copper. The calculation is presented in three manners:

- Gold cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only ounces of gold produced, the assumed primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals.

- Gold cash cost, net of by-product credits - In order to calculate the net cost to produce and sell gold, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than gold. The by-product revenues from copper, zinc, and silver are significant and are integral to the economics of our Manitoba operation. The economics that support our decision to produce and sell gold would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum gold price consistent with positive operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance at our Manitoba operation versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside gold prices, the gold cash cost net of by-product credits would increase, requiring a higher gold price than that reported to maintain positive cash flows and operating margins.

- Gold sustaining cash cost, net of by-product credits - This measure is an extension of gold cash cost that includes cash sustaining capital expenditures, capitalized exploration, net smelter returns royalties, as well as accretion and amortization for expected decommissioning activities for producing assets. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than gold cash cost, which is focused on operating costs only.

The tables below present a detailed build-up of gold cash cost and gold sustaining cash cost, net of by-product credits, for the Manitoba business unit, and reconciliations between gold cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three and nine months ended September 30, 2023 and 2022. Gold cash cost, net of by-product credits, may not calculate exactly based on amounts presented in the tables below due to rounding.

Manitoba	Three months ended		Nine months ended
(in thousands)	Sep. 30, 2023	Sep. 30, 2022	Sep. 30, 2023	Sep. 30, 2022
Net ounces of gold produced[1]	56,213	40,457	127,500	128,411
[1] Contained gold in concentrate and doré.

Manitoba	Three months ended				Nine months ended
	Sep. 30, 2023		Sep. 30, 2022		Sep. 30, 2023		Sep. 30, 2022
Cash cost per ounce of gold produced	$000s	$/oz1	$000s	$/oz1	$000s	$/oz1	$000s	$/oz1
Mining	41,421	737	40,659	1,005	120,854	948	154,592	1,204
Milling	16,923	301	16,573	410	46,964	368	59,035	460
Refining (zinc)	-	-	-	-	-	-	32,755	255
G&A	10,145	180	9,841	243	26,342	207	55,987	436
Onsite costs	68,489	1,218	67,073	1,658	194,160	1,523	302,369	2,355
Treatment & refining	8,834	157	11,038	273	26,299	206	21,343	166
Freight & other	6,120	109	9,173	226	16,811	132	23,082	180
Cash cost, before by-product credits	83,443	1,484	87,284	2,157	237,270	1,861	346,794	2,701
By-product credits	(45,779)	(814)	(78,565)	(1,941)	(127,128)	(997)	(329,362)	(2,565)
Gold cash cost, net of by-product credits	37,664	670	8,719	216	110,142	864	17,432	136

Manitoba	Three months ended				Nine months ended
Supplementary cash cost information	Sep. 30, 2023		Sep. 30, 2022		Sep. 30, 2023		Sep. 30, 2022
	$000s	$/oz [1]	$000s	$/oz1	$000s	$/oz [1]	$000s	$/oz [1]
By-product credits[2]:
Copper	24,158	430	28,617	707	59,637	468	107,403	836
Zinc	17,099	304	43,606	1,077	56,369	442	199,283	1,553
Silver[3]	4,522	80	6,099	151	10,883	85	18,016	140
Other	-	-	243	6	239	2	4,660	36
Total by-product credits	45,779	814	78,565	1,941	127,128	997	329,362	2,565
Reconciliation to IFRS:
Cash cost, net of by-product credits	37,664		8,719		110,142		17,432
By-product credits	45,779		78,565		127,128		329,362
Treatment and refining charges	(8,834)		(11,038)		(26,299)		(21,343)
Share-based compensation expenses	104		130		228		(52)
Inventory adjustments	-		2,074		906		4,104
Change in product inventory	(766)		32,223		(11,004)		28,963
Royalties	1		464		141		5,682
Depreciation and amortization[4]	26,873		33,197		73,665		105,420
Cost of sales[5]	100,821		144,334		274,907		469,568
[1] Per ounce of gold produced.
2 By-product credits are computed as revenue per financial statements, amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 29 of this MD&A.
[3] Silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.
[4] Depreciation is based on concentrate sold.
[5] As per consolidated interim financial statements.

Manitoba	Three months ended				Nine months ended
	Sep. 30, 2023		Sep. 30, 2022		Sep. 30, 2023		Sep. 30, 2022
Sustaining cash cost per ounce of gold produced	$000s	$/oz	$000s	$/oz	$000s	$/oz	$000s	$/oz
Gold cash cost, net of by-product credits	37,664	670	8,719	216	110,142	864	17,432	136
Cash sustaining capital expenditures	15,100	269	33,081	818	44,232	347	93,651	729
Royalties	1	-	464	11	141	1	5,682	44
Sustaining cash cost per ounce of gold produced	52,765	939	42,264	1,045	154,515	1,212	116,765	909

Combined Unit Cost

Combined unit cost ("unit cost") and zinc plant unit cost is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our mining and milling operations. Combined unit cost is calculated by dividing the cost of sales by mill throughput. This measure is utilized by management and investors to assess our cost structure and margins and compare it to similar information provided by other companies in our industry. Unlike cash cost, this measure is not impacted by variability in by-product commodity prices since there are no by-product deductions; costs associated with profit-sharing and similar costs are excluded because of their correlation to external metal prices. In addition, the unit costs are reported in the functional currency of the operation which minimizes the impact of foreign currency fluctuations. In all, the unit cost measures provide an alternative perspective on operating cost performance with minimal impact from external market prices.

The tables below present a detailed combined unit cost for the Peru and Manitoba business unit, and reconciliations between these measures to the most comparable IFRS measures of cost of sales for the three and nine months ended September 30, 2023 and 2022.

Peru	Three months ended		Nine months ended
(in thousands except unit cost per tonne)	Sep. 30, 2023	Sep. 30, 2022	Sep. 30, 2023	Sep. 30, 2022
Combined unit cost per tonne processed
Mining	33,875	35,197	92,315	95,899
Milling	46,996	52,043	147,863	144,429
G&A1	20,912	13,421	52,245	48,198
Less: Other G&A2	(5,440)	1,342	(6,521)	(279)
	96,343	102,003	285,902	288,247
Less: COVID-19 related costs	-	929	-	4,525
Unit cost	96,343	101,074	285,902	283,722
Tonnes ore milled	7,895	7,742	22,782	22,727
Combined unit cost per tonne	12.20	13.06	12.55	12.48
Reconciliation to IFRS:
Unit cost	96,343	101,074	285,902	283,722
Freight & other	17,040	12,905	41,891	34,679
COVID-19 related costs	-	929	-	4,525
Other G&A	5,440	(1,342)	6,521	279
Share-based compensation expenses	45	(16)	60	(18)
Inventory adjustments	-	-	-	(558)
Change in product inventory	4,137	(2,497)	20,080	(15,663)
Royalties	1,015	1,740	4,159	3,711
Depreciation and amortization	80,625	56,614	189,925	152,787
Cost of sales[3]	204,645	169,407	548,538	463,464
[1] G&A as per cash cost reconciliation above.
[2] Other G&A primarily includes profit sharing costs.
[3] As per consolidated interim financial statements.

Manitoba	Three months ended		Nine months ended
(in thousands except tonnes ore milled and unit cost per tonne)	Sep. 30, 2023	Sep. 30, 2022	Sep. 30, 2023	Sep. 30, 2022
Combined unit cost per tonne processed
Mining	41,421	40,659	120,854	154,592
Milling	16,923	16,573	46,964	59,035
G&A1	10,145	9,841	26,342	55,987
Less: G&A allocated to zinc metal production and other areas	-	-	-	(6,523)
Less: Other G&A related to profit sharing costs	(3,308)	(1,784)	(5,128)	(22,014)
Unit cost	65,181	65,289	189,032	241,077
USD/CAD implicit exchange rate	1.34	1.31	1.34	1.28
Unit cost - C$	87,363	85,225	254,216	308,419
Tonnes ore milled	402,443	362,108	1,168,642	1,662,759
Combined unit cost per tonne - C$	217	235	218	185
Reconciliation to IFRS:
Unit cost	65,181	65,289	189,032	241,077
Freight & other	6,120	9,173	16,811	23,082
Refined (zinc)	-	-	-	32,755
G&A allocated to zinc metal production	-	-	-	6,523
Other G&A related to profit sharing	3,308	1,784	5,128	22,014
Share-based compensation expenses	104	130	228	(52)
Inventory adjustments	-	2,074	906	4,104
Change in product inventory	(766)	32,223	(11,004)	28,963
Royalties	1	464	141	5,682
Depreciation and amortization	26,873	33,197	73,665	105,420
Cost of sales[2]	100,821	144,334	274,907	469,568
[1] G&A as per cash cost reconciliation above.
[2] As per IFRS financial statements.

British Columbia	Three months ended	Nine months ended
(in thousands except unit cost per tonne)	Sep. 30, 2023	Sep. 30, 2023
Combined unit cost per tonne processed
Mining	29,251	29,251
Milling	24,102	24,102
G&A1	5,050	5,050
Unit cost	58,403	58,403
USD/CAD implicit exchange rate	1.35	1.35
Unit cost - C$	78,566	78,566
Tonnes ore milled	3,158	3,600
Combined unit cost per tonne C$	24.88	21.82
Reconciliation to IFRS:
Unit cost	58,403	58,403
Freight & other	3,693	3,693
Change in product inventory	3	3
Royalties	237	237
Depreciation and amortization	6,255	6,255
Cost of sales[3]	68,591	68,591
[1] G&A as per cash cost reconciliation above.
[2] Other G&A primarily includes profit sharing costs.
[3] As per consolidated interim financial statements.

Manitoba	Three months ended	Nine months ended
(in thousands except zinc plant unit cost per pound)	September 30, 2022	September 30, 2022
Zinc plant unit cost [1]

Zinc plant costs	-	32,755
G&A [2]	9,841	55,987
Less: G&A allocated to other areas	(8,057)	(27,450)
Less: Other G&A related to profit sharing	(1,784)	(22,014)
Zinc plant unit cost	-	39,278

USD/CAD implicit exchange rate	-	1.27
Zinc plant unit cost - C$	-	-
Refined metal produced (in pounds)	-	-
Zinc plant unit cost per pound - C$	-	-

Reconciliation to IFRS:
Zinc plant unit cost	-	39,278
Freight & other	9,173	23,082
Mining	40,659	154,592
Milling	16,573	59,035
G&A allocated to other areas	8,057	27,450
Other G&A related to profit sharing	1,784	22,014
Share-based payment	130	(52)
Inventory adjustments	2,074	4,104
Change in product inventory	32,223	28,963
Royalties	464	5,682
Depreciation and amortization	33,197	105,420
Cost of sales[3]	144,334	469,568
[1] The zinc plant ceased operations in June 2022. Prior year comparative information is disclosed above.
[2] G&A as per cash cost reconciliation above.
[3] As per IFRS financial statements.

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

New standards and interpretations adopted and not yet adopted

For information on new standards and interpretations adopted and not yet adopted, refer to note 3 of our September 30, 2023 consolidated interim financial statements.

Estimates and judgements

The preparation of the consolidated interim financial statements in accordance with IFRS requires us to make judgements, estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated interim financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

We review these estimates and underlying assumptions on an ongoing basis based on our experience and other factors, including expectations of future events that we believe to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Certain accounting estimates and judgements have been identified as being "critical" to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

For more information on judgements and estimates, refer to note 2 of our September 30, 2023 consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated interim financial statements for external purposes in accordance with IFRS.

Limitation on Scope of Design

Management has determined to limit the scope of design of disclosure controls and procedures ("DC&P") and ICFR to exclude controls, policies and procedures of Copper Mountain, which Hudbay acquired on June 20, 2023. This scope of limitation is in accordance with section 3.3(1)(b) of NI 52-109, which allows for an issuer to limit the design of DC&P or ICFR to exclude a business that the issuer acquired not more than 365 days before the end of the financial period to which the Chief Executive Officer's and Chief Financial Officer's certification of interim filings relate.

Other than related to the aforementioned acquisition of Copper Mountain, we did not make any changes to ICFR during the nine months ended September 30, 2023 that materially affected or are reasonably likely to materially affect our ICFR.

NOTES TO READER

Forward-Looking Information

This MD&A contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, statements with respect to the expected production and cash flow generation during the fourth quarter and the remainder of the second half of the year, the expected timing and implications of an updated Copper Mountain mine technical report, expectations regarding the updated mine plan, mineral reserve and resource estimates and mill throughput assumptions in the new Copper Mountain mine technical report, expectations regarding how the new Copper Mountain mine technical report will compare to Copper Mountain's historical disclosure, our ability to stabilize and optimize the Copper Mountain mine operation, expectations regarding the results and findings of the Copper World PFS, including the production, operating cost, capital cost and cash cost estimates, the projected valuation metrics and rates of return, the cash flow and EBITDA projections, the estimated timelines and pre-requisites for sanctioning the Copper World project and the pursuit of a potential minority joint venture partner, expectations regarding the permitting requirements for the Copper World project and permitting related litigation (including expected timing for receipt of such applicable permits), the expected benefits of the Rockcliff Transaction and other Manitoba growth initiatives statements regarding our production, cost and capital and exploration expenditure guidance, expectations regarding reductions in discretionary spending, capital expenditures and net debt, expectations regarding the impact of inflationary pressures on our cost of operations, financial condition and prospects, our future deleveraging strategies and our ability to deleverage and repay debt as needed, expectations regarding our cash balance and liquidity, our ability to increase the mining rate at Lalor, the anticipated benefits from completing the Stall recovery improvement program, the potential improvements to the tailings deposition process at the Anderson facility and any facility transitions related thereto, expectations regarding the ability to conduct exploration work on the Maria Reyna and Caballito properties and to advance related drill plans, the ability to continue mining higher-grade ore in the Pampacancha pit and our expectations resulting therefrom, expectations regarding our ability to reduce greenhouse gas emissions, our evaluation of opportunities to reprocess tailings, expectations regarding the prospective nature of the Maria Reyna and Caballito properties, the anticipated impact of brownfield growth projects on our performance, anticipated expansion opportunities and extension of mine life in Snow Lake and our ability to find a new anchor deposit near our Snow Lake operations, anticipated drill programs and exploration activities and any results expected therefrom, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of our financial performance to metals prices, events that may affect our operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

- the consistency of the new technical report for the Copper Mountain mine with the mineral reserve and resource estimates and throughput assumptions disclosed in Copper Mountain's historical technical report dated February 25, 2019 (after accounting for mining depletion);

- the ability to achieve production and cost guidance;

- the ability to achieve discretionary spending reductions without impacting operations;

- no significant interruptions to our operations due to social or political unrest in the regions we operate, including the navigation of the complex political and social environment in Peru;

- no interruptions to our plans for advancing the Copper World project, including with respect to timely receipt of applicable permits;

- our ability to successfully complete the integration and optimization of the Copper Mountain operations and develop and maintain good relations with key stakeholders;

- the ability to ramp up exploration in respect of the Maria Reyna and Caballito properties and to advance related drill plans;

- the success of mining, processing, exploration and development activities;

- the scheduled maintenance and availability of our processing facilities;

- the accuracy of geological, mining and metallurgical estimates;

- anticipated metals prices and the costs of production;

- the supply and demand for metals we produce;

- the supply and availability of all forms of energy and fuels at reasonable prices;

- no significant unanticipated operational or technical difficulties;

- the execution of our business and growth strategies, including the success of our strategic investments and initiatives;

- the availability of additional financing, if needed;

- the ability to deleverage and repay debt as needed;

- the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;

- the timing and receipt of various regulatory and governmental approvals;

- the availability of personnel for our exploration, development and operational projects and ongoing employee relations;

- maintaining good relations with the employees at our operations, including in British Columbia;

- maintaining good relations with the labour unions that represent certain of our employees in Manitoba and Peru;

- maintaining good relations with the communities in which we operate, including the neighbouring Indigenous communities and local governments;

- no significant unanticipated challenges with stakeholders at our various projects;

- no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

- no contests over title to our properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of our unpatented mining claims;

- the timing and possible outcome of pending litigation and no significant unanticipated litigation;

- certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and

- no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks related to the anticipated mine plan and mineral reserve and resource estimates for the Copper Mountain mine and the possibility that they could result in an indicator of impairment, the failure to effectively complete the integration and optimization of the Copper Mountain operations, political and social risks in the regions we operate, including the navigation of the complex political and social environment in Peru, risks generally associated with the mining industry and the current geopolitical environment, including future commodity prices, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, uncertainties related to the development and operation of our projects, the risk of an indicator of impairment or impairment reversal relating to a material mineral property, risks related to the Copper World project, including in relation to permitting, litigation, project delivery and financing risks, risks related to the Lalor mine plan, including the ability to convert inferred mineral resource estimates to higher confidence categories, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading our tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of our reserves, volatile financial markets and interest rates that may affect our ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Risk Factors" in our most recent Annual Information Form and under the heading "Financial Risk Management" in this MD&A .

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

Qualified Person and NI 43-101

The technical and scientific information in this MD&A related to our material mineral projects has been approved by Olivier Tavchandjian, P. Geo, Senior Vice President, Exploration and Technical Services. Mr. Tavchandjian is a qualified person pursuant to National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for our material properties as filed by us on SEDAR+ at www.sedarplus.ca.

As disclosed in this MD&A, we expect to file a new technical report for the Copper Mountain mine in the fourth quarter of 2023. The new technical report will include an updated mine plan and updated annual production and cost estimates. The new technical report will also include updated mineral reserve and resource estimates and mill throughput assumptions consistent with pre-acquisition internal assessments and in line with the mineral reserve and resource estimates and throughput assumptions disclosed in Copper Mountain's historical technical report dated February 25, 2019 (after accounting for mining depletion). Accordingly, we do not expect our mineral reserve and resource estimates and mill throughput expansion assumptions to be consistent with those disclosed in Copper Mountain's most recent technical report dated September 30, 2022. Investors are cautioned they should not rely on any of Copper Mountain's previously issued technical reports.

SUMMARY OF HISTORICAL RESULTS

The following unaudited tables set out a summary of quarterly and annual results for the Company.

		Q3 2023	Q2 2023	Q1 2023	2022 [4]	Q4 2022	Q3 2022	Q2 2022	Q1 2022	2021 [4]	Q4 2021	Q3 2021
Consolidated Financial Condition ($000s)
Cash		$245,217	$179,734	$255,563	$225,665	$225,665	$286,117	$258,556	$213,359	$270,989	$270,989	$297,451
Total long-term debt		1,377,443	1,370,682	1,225,023	1,184,162	1,184,162	1,183,237	1,182,143	1,181,119	1,180,274	1,180,274	1,182,612
Net debt[1]		1,132,226	1,190,948	969,460	958,497	958,497	897,120	923,587	967,760	909,285	909,285	885,161
Consolidated Financial Performance ($000s except per share amounts)
Revenue		$480,456	$312,166	$295,219	$1,461,440	$321,196	$346,171	$415,454	$378,619	$1,501,998	$425,170	$358,961
Cost of sales		374,057	289,273	228,706	1,184,552	251,520	313,741	325,940	293,351	1,370,979	343,426	444,379
Earnings (loss) before tax		84,149	(30,731)	17,430	95,815	(14,287)	(263)	21,504	88,861	(202,751)	(149)	(147,830)
Earnings (loss)		45,490	(14,932)	5,457	70,382	(17,441)	(8,135)	32,143	63,815	(244,358)	(10,453)	(170,411)
Basic and diluted earnings (loss) per share		$0.13	$(0.05)	$0.02	$0.27	$(0.07)	$(0.03)	$0.12	$0.24	$(0.93)	$(0.04)	$(0.65)
Adjusted earnings (loss) per share [1]		$0.07	$(0.07)	$0.00	$0.10	$0.01	$(0.05)	$0.12	$0.02	$0.09	$0.13	$0.00
Operating cash flow before change in non-cash working capital		181,980	55,878	85,608	391,729	109,148	81,617	123,911	77,615	483,862	156,917	103,509
Adjusted EBITDA (in $ millions) [1]		190.7	81.2	101.9	475.9	124.7	99.3	141.4	110.2	547.8	180.8	119.2
Consolidated Operational Performance
Contained metal in concentrate and doré produced [2]
Copper	tonnes	41,964	21,715	22,562	104,173	29,305	24,498	25,668	24,702	99,470	28,198	23,245
Gold	ounces	101,417	48,996	47,240	219,700	53,920	53,179	58,645	53,956	193,783	64,159	54,276
Silver	ounces	1,063,032	612,310	702,809	3,161,294	795,015	717,069	864,853	784,357	3,045,481	899,713	763,177
Zinc	tonnes	10,291	8,758	9,846	55,381	6,326	9,750	17,053	22,252	93,529	23,207	20,844
Molybdenum	tonnes	466	414	289	1,377	344	437	390	207	1,146	275	282
Payable metal in concentrate and doré sold
Copper	tonnes	39,371	23,078	18,541	94,473	25,415	24,799	23,650	20,609	92,200	24,959	21,136
Gold	ounces	74,799	47,533	49,720	213,415	47,256	66,932	50,884	48,343	168,358	56,927	47,843
Silver	ounces	748,955	805,448	541,884	2,978,485	559,306	816,416	738,171	864,591	2,427,508	638,640	701,601
Zinc [3]	tonnes	7,125	8,641	5,628	59,043	8,230	12,714	20,793	17,306	96,435	21,112	21,619
Molybdenum	tonnes	426	314	254	1,352	421	511	208	213	1,098	245	304
Cash cost [1]	$/lb	$1.10	$1.60	$0.85	$0.86	$1.08	$0.58	$0.65	$1.11	$0.74	$0.51	$0.62
Sustaining cash cost [1]	$/lb	$1.89	$2.73	$1.83	$2.07	$2.21	$1.91	$1.87	$2.29	$2.07	$1.95	$1.97
All-in sustaining cash cost [1]	$/lb	$2.04	$2.98	$2.07	$2.26	$2.41	$2.16	$1.93	$2.54	$2.30	$2.20	$2.18

1Net debt, adjusted earnings (loss) per share, adjusted EBITDA, cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A. The above table sets forth selected non-IFRS financial performance measures for each of our nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in our MD&A for these prior periods in the "Non-IFRS Financial Performance Measures" section of these documents.

2 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

3 Includes refined zinc metal sold.

4 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		Q3 2023	Q2 2023	Q1 2023	2022 [5]	Q4 2022	Q3 2022	Q2 2022	Q1 2022	2021 [5]	Q4 2021	Q3 2021
Peru Operations
Constancia ore mined[1]	tonnes	1,242,198	3,647,399	3,403,181	25,840,435	5,614,918	6,300,252	7,017,114	6,908,151	29,714,327	7,742,469	6,208,019
Copper	%	0.30	0.31	0.34	0.35	0.40	0.36	0.33	0.32	0.31	0.33	0.30
Gold	g/tonne	0.04	0.04	0.04	0.04	0.04	0.05	0.04	0.04	0.04	0.04	0.04
Silver	g/tonne	2.91	2.49	2.52	3.40	3.48	3.38	3.53	3.22	2.88	2.81	2.76
Molybdenum	%	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Pampacancha ore mined[1]	tonnes	5,894,013	2,408,495	897,295	8,319,250	3,771,629	2,488,928	1,211,387	847,306	5,141,001	2,107,196	2,050,813
Copper	%	0.53	0.36	0.49	0.33	0.37	0.29	0.29	0.27	0.27	0.27	0.27
Gold	g/tonne	0.30	0.34	0.52	0.29	0.29	0.23	0.28	0.43	0.30	0.34	0.27
Silver	g/tonne	4.22	2.81	5.12	4.06	3.84	4.30	4.25	4.06	4.02	4.26	3.58
Molybdenum	%	0.02	0.02	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Strip Ratio		1.36	1.74	1.84	1.13	0.97	1.26	1.22	1.10	1.02	0.95	1.46
Ore milled	tonnes	7,895,109	7,223,048	7,663,728	30,522,294	7,795,735	7,742,020	7,770,706	7,213,833	28,809,755	8,048,925	6,985,035
Copper	%	0.43	0.31	0.33	0.34	0.41	0.34	0.32	0.31	0.32	0.33	0.30
Gold	g/tonne	0.21	0.09	0.08	0.09	0.12	0.08	0.09	0.08	0.08	0.11	0.11
Silver	g/tonne	3.75	2.78	3.69	3.58	3.93	3.48	3.64	3.26	3.35	3.67	3.93
Molybdenum	%	0.02	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Copper recovery	%	85.2	80.0	81.7	85.0	85.1	84.5	85.0	85.3	84.6	86.0	84.9
Gold recovery	%	74.8	61.1	56.8	63.6	69.6	61.9	60.3	59.8	64.6	63.6	71.9
Silver recovery	%	73.2	65.1	60.7	65.7	66.5	65.2	64.2	66.9	63.7	60.8	59.1
Molybdenum recovery	%	37.2	40.5	34.8	34.8	37.7	41.0	38.8	21.1	31.5	26.7	33.5
Contained metal in concentrate
Copper	tonnes	29,081	17,682	20,517	89,395	27,047	22,302	20,880	19,166	77,813	22,856	18,072
Gold	ounces	40,596	12,998	11,206	58,229	20,860	12,722	13,858	10,789	50,306	17,917	17,531
Silver	ounces	697,211	419,642	552,167	2,309,352	655,257	564,299	584,228	505,568	1,972,949	578,140	521,036
Molybdenum	tonnes	466	414	289	1,377	344	437	390	207	1,146	275	282
Payable metal sold
Copper	tonnes	27,490	21,207	16,316	79,805	23,789	20,718	18,473	16,825	71,398	20,551	16,065
Gold	ounces	32,757	14,524	11,781	49,968	15,116	11,970	8,430	14,452	41,807	16,304	16,902
Silver	ounces	460,001	671,532	392,207	2,045,678	411,129	513,470	484,946	636,133	1,490,651	380,712	457,263
Molybdenum	tonnes	426	314	254	1,352	421	511	208	213	1,098	245	304
Peru combined unit operating cost [2,3,4]	$/tonne	$12.20	$14.07	$11.47	$12.78	$13.64	$13.06	$12.02	$12.37	$10.70	$9.96	$10.93
Peru cash cost[3]	$/lb	$0.83	$2.14	$1.36	$1.58	$1.34	$1.68	$1.82	$1.54	$1.54	$1.28	$1.26
Peru sustaining cash cost[3]	$/lb	$1.51	$3.06	$2.12	$2.35	$2.09	$2.46	$2.62	$2.27	$2.46	$2.46	$2.31
[1] Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not fully reconcile to ore milled.
[2] Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.
[3] Combined unit costs, cash cost, and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A. The above table sets forth selected non-IFRS financial performance measures for each of our nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in our MD&A for these prior periods in the "Non-IFRS Financial Performance Measures" section of these documents.
[4] 2022 and 2021 combined unit costs exclude COVID-19 related costs.
[5] Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		Q3 2023	Q2 2023	Q1 2023	2022 [1]	Q4 2022	Q3 2022	Q2 2022	Q1 2022	2021 [1]	Q4 2021	Q3 2021
Manitoba Operations
Lalor ore mined	tonnes	367,491	413,255	373,599	1,516,203	369,453	347,345	412,653	386,752	1,593,141	422,208	392,380
Copper	%	1.02	0.81	0.57	0.73	0.73	0.71	0.70	0.80	0.71	0.78	0.86
Zinc	%	3.31	3.14	3.32	3.14	2.17	3.27	3.06	4.06	4.23	4.19	3.60
Gold	g/tonne	5.08	4.07	3.96	4.00	4.00	4.57	3.73	3.76	3.41	3.92	3.85
Silver	g/tonne	27.80	23.27	18.24	21.96	19.37	21.27	23.95	22.94	24.66	30.35	22.13
777 ore mined	tonnes	-	-	-	484,355	-	-	226,286	258,069	1,053,710	266,744	256,536
Copper	%	-	-	-	1.12	-	-	1.03	1.19	1.28	1.13	1.06
Zinc	%	-	-	-	3.83	-	-	3.51	4.12	3.91	4.16	3.88
Gold	g/tonne	-	-	-	1.66	-	-	1.62	1.69	2.03	1.80	1.96
Silver	g/tonne	-	-	-	20.85	-	-	20.63	21.05	25.25	25.02	22.99
Stall & New Britannia Concentrator Combined:
Ore milled	tonnes	402,443	380,538	385,661	1,510,907	345,492	362,108	406,006	397,301	1,506,756	419,727	408,201
Copper	%	0.93	0.82	0.60	0.75	0.73	0.69	0.73	0.82	0.72	0.75	0.82
Zinc	%	3.43	3.12	3.31	3.30	2.31	3.33	3.20	4.24	4.30	4.12	3.58
Gold	g/tonne	4.88	4.13	3.99	4.08	3.98	4.60	3.93	3.87	3.42	3.90	3.84
Silver	g/tonne	27.02	23.51	19.08	22.15	20.40	20.66	23.98	23.16	24.95	30.07	23.32
Copper recovery	%	95.2	89.4	88.8	88.6	89.2	88.3	89.5	87.5	86.8	88.7	84.3
Zinc recovery	%	74.6	73.8	84.4	79.0	79.4	80.9	75.5	85.7	88.9	87.4	88.2
Gold recovery	%	66.2	57.3	62.0	59.2	58.8	60.9	58.8	58.4	54.9	54.6	53.4
Silver recovery	%	64.3	58.9	58.8	58.1	56.1	57.6	58.1	60.0	54.4	53.9	52.7
Flin Flon Concentrator:
Ore milled	tonnes		-	-	497,344	-	-	243,312	254,032	1,133,516	262,565	258,062
Copper	%		-	-	1.11	-	-	1.02	1.20	1.23	1.12	1.06
Zinc	%		-	-	3.87	-	-	3.60	4.13	3.95	4.16	3.86
Gold	g/tonne		-	-	1.67	-	-	1.64	1.70	2.04	1.78	1.96
Silver	g/tonne		-	-	21.00	-	-	20.76	21.23	24.90	25.04	22.93
Copper recovery	%		-	-	86.7	-	-	85.5	87.6	87.7	86.7	85.2
Zinc recovery	%		-	-	83.0	-	-	82.9	83.2	83.0	83.1	82.2
Gold recovery	%		-	-	57.1	-	-	56.4	57.7	58.5	59.2	58.1
Silver recovery	%		-	-	51.8	-	-	51.0	52.5	45.1	45.6	42.4
[1] Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		Q3 2023	Q2 2023	Q1 2023	2022 [4]	Q4 2022	Q3 2022	Q2 2022	Q1 2022	2021 [4]	Q4 2021	Q3 2021
Manitoba Operations (continued)
Total Manitoba contained metal in concentrate produced
Copper	tonnes	3,580	2,794	2,045	14,778	2,258	2,196	4,788	5,536	21,657	5,342	5,173
Zinc	tonnes	10,291	8,758	9,846	55,381	6,326	9,750	17,053	22,252	93,529	23,207	20,844
Gold	ounces	41,810	28,948	30,647	132,764	25,961	32,570	37,346	36,887	134,475	37,644	36,341
Silver	ounces	224,826	169,519	139,064	799,108	127,099	138,615	264,651	268,743	1,066,003	315,054	242,131
Precious metal in doré produced
Gold	ounces	14,403	6,305	5,387	28,707	7,099	7,887	7,441	6,280	9,002	8,598	404
Silver	ounces	39,926	11,231	11,578	52,834	12,659	14,155	15,974	10,046	6,529	6,519	10
Total Manitoba payable metal sold in concentrate and doré
Copper	tonnes	2,925	1,871	2,225	14,668	1,626	4,081	5,177	3,784	20,802	4,408	5,071
Zinc[1]	tonnes	7,125	8,641	5,628	59,043	8,230	12,714	20,793	17,306	96,435	21,112	21,619
Gold	ounces	36,713	33,009	37,939	163,447	32,140	54,962	42,454	33,891	126,551	40,623	30,941
Silver	ounces	197,952	133,916	149,677	932,807	148,177	302,946	253,225	228,458	936,857	257,928	244,338
Manitoba combined unit operating cost [2,3]	C$/tonne	$217	$220	$216	$195	$241	$235	$168	$176	$154	$168	$147
Manitoba gold cash cost [3,5]	$/oz	$670	$1,097	$938	$297	$922	$216	$(207)	$416	$-	$-	$-
Manitoba sustaining gold cash cost [3,5]	$/oz	$939	$1,521	$1,336	$1,091	$1,795	$1,045	$519	$1,187	$-	$-	$-
[1] Includes refined zinc metal sold.
[2] Reflects combined mine, mill and G&A costs per tonne of milled ore.
[3] Combined unit costs, cash cost, and sustaining cash cost per pound of copper produced, cash cost, and sustaining cash cost per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A. The above table sets forth selected non-IFRS financial performance measures for each of our nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in our MD&A for these prior periods in the "Non-IFRS Financial Performance Measures" section of these documents.
[4] Annual consolidated results may not calculate based on amounts presented in this table due to rounding.
[5] Cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits were introduced in 2022 and do not have a published comparative.

		Q3 2023	Q2 2023 [5]	Q1 2023	2022	Q4 2022	Q3 2022	Q2 2022	Q1 2022	2021	Q4 2021	Q3 2021
British Columbia Operations [4]
Ore mined[1]	tonnes	3,792,568	555,423	-	-	-	-	-	-	-	-	-
Ore milled	tonnes	3,158,006	442,255	-	-	-	-	-	-	-	-	-
Copper	%	0.36	0.36	-	-	-	-	-	-	-	-	-
Gold	g/tonne	0.08	0.08	-	-	-	-	-	-	-	-	-
Silver	g/tonne	1.40	1.07	-	-	-	-	-	-	-	-	-
Copper recovery	%	80.9	77.69	-	-	-	-	-	-	-	-	-
Gold recovery	%	56.1	67.90	-	-	-	-	-	-	-	-	-
Silver recovery	%	71.3	78.60	-	-	-	-	-	-	-	-	-
Contained metal in concentrate
Copper	tonnes	9,303	1,239	-	-	-	-	-	-	-	-	-
Gold	ounces	4,608	745	-	-	-	-	-	-	-	-	-
Silver	ounces	101,069	11,918	-	-	-	-	-	-	-	-	-
Payable metal sold
Copper	tonnes	8,956	-	-	-	-	-	-	-	-	-	-
Gold	ounces	5,329	-	-	-	-	-	-	-	-	-	-
Silver	ounces	91,002	-	-	-	-	-	-	-	-	-	-
British Columbia combined unit operating cost [2,3]	C$/tonne	$24.88	-	-	-	-	-	-	-	-	-	-
British Columbia cash cost[3]	$/lb	$2.67	-	-	-	-	-	-	-	-	-	-
British Columbia sustaining cash cost[3]	$/lb	$3.39	-	-	-	-	-	-	-	-	-	-
[1] Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not fully reconcile to ore milled.
[2] Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.
[3] Combined unit costs, cash cost, and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A. The above table sets forth selected non-IFRS financial performance measures for each of our nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in our MD&A for these prior periods in the "Non-IFRS Financial Performance Measures" section of these documents.
[4] Includes 100% of Copper Mountain mine production. Hudbay owns 75% of Copper Mountain mine.
[5] Production results from Copper Mountain operations represents the period from the June 20th acquisition date through to the end of the second quarter of 2023.